Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS
JUNE 16, 2026

DATED AS OF MAY 8, 2026

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Orla’s proxy solicitation agent:

Laurel Hill Advisory Group

Canada/US Toll Free: 1-877-452-7184

International: 1-416-304-0211

Text Message: Text “INFO” to 416-304-0211 or 1-877-452-7184

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

What’s Inside

TSX: OLA NYSE AMERICAN: ORLA

TSX: OLA NYSE AMERICAN: ORLA

LETTER TO SHAREHOLDERS

May 8, 2026,

Dear Fellow Shareholders,

On behalf of the Board of Directors (the “Board”) of Orla Mining Ltd. (“Orla” or the “Company”), we invite you to attend our 2026 annual general and special meeting (the “Meeting”) of the holders of common shares of Orla, which will be held on June 16, 2026 at 8:00 a.m. (PST) in virtual format via conference call.

2025: A Transformational Year

Orla enters 2026 from a position of genuine strength — stronger, more diversified, and more resilient than at any point in our history.

The acquisition of Musselwhite transformed Orla into a multi-asset, multi-jurisdiction gold producer. In our first full year of ownership, we integrated the team and asset, operating performance exceeded expectations, and early exploration results validated the growth potential we believed existed from the outset. Combined with consistent delivery at Camino Rojo and meaningful progress at South Railroad, 2025 was a year of operational discipline and strategic momentum.

In every year of operation, Orla has met or exceeded production guidance and 2025 was no different. That consistency is not accidental — it reflects the quality of our assets, the strength of our team, and a culture of disciplined execution.

Musselwhite: Growth for Longer

Recent directional drilling supports our expectation that the Lynx and PQ Extension zones extend as stacked, continuous horizons for over two kilometres down-plunge from current operations, with higher grades and broader mineralization than previously modelled. Resource growth, reserve replacement, and extended mine life are no longer aspirational — they are well-supported by the results now in hand.

South Railroad: Ready to Go

South Railroad achieved significant permitting and development milestones in 2025 — and we are planning for a mid-year 2026 construction start. A shovel-ready project in one of the world’s premier mining jurisdictions, South Railroad represents the next meaningful leg of Orla’s production growth story. The project is expected to add approximately 130,000 ounces per year and bringing consolidated production close to half a million ounces.

A Platform for Long-Term Value Creation

We have built a resilient business with tangible, built-in growth that we expect to self-fund. Beyond South Railroad, the sulphide underground opportunity at Camino Rojo and continued exploration across our 65,000-hectare Musselwhite land package provide a credible pathway to for long-term growth.

The gold environment is constructive, and Orla is well-positioned to benefit. We have the assets, the people, and the balance sheet to execute on our strategy — and we are doing exactly that. We have also initiated a dividend, a testament to our belief in our financial capacity and desire to return capital to shareholders while still growing.

We measure ourselves against who we were yesterday. By that measure, Orla continues to get better — and the best is ahead of us.

THE MEETING

The enclosed management information circular (the “Circular”) provides important information on the matters to be considered at the Meeting, including information about the nominated directors, our director and executive compensation programs and our governance practices. You will also be given the opportunity to vote on our approach to executive compensation. Your vote is advisory and will provide our Human Resources and Compensation Committee and the Board with important feedback.

Your participation at the Meeting is important to us, regardless of the number of shares that you own. We encourage you to read the Circular and to exercise your right to vote on the items for consideration at the Meeting. If you are unable to attend the Meeting, we encourage you to complete and return your form of proxy or voting instruction form in accordance with the instructions in the Circular to ensure that your votes are counted.

THANK YOU

On behalf of the Board, thank you for your continued support and engagement and we look forward to your participation at the Meeting.

Sincerely,

“Charles Jeannes”

Chairman of the Board of Directors

If you have any questions or need assistance with voting your proxy, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by texting “INFO” to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America), or by email to assistance@laurelhill.com.

ORLA MINING LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual general and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Orla Mining Ltd. (the “Company”) will be held via conference call on the 16th day of June, 2026, at 8:00 a.m. (Vancouver time) for the following purposes:

(a)	to receive the audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2025, together with the report of the auditor thereon;

(b)	to elect directors of the Company for the ensuing year;

(c)	to appoint Deloitte LLP as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;

(d)	to consider a non-binding advisory resolution on the Company’s approach to executive compensation, as more fully described in the accompanying management information circular (the “Circular”); and

(e)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Meeting will be held in a virtual only format, which will be conducted via conference call and available for guests via live webcast, as follows:

Conference Call (Participant or Guest): 877-407-6184 (toll free)

Webcast (Guest Only): https://event.choruscall.com/mediaframe/webcast.html?webcastid=to4NrtVG

Only registered Shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting via conference call, provided they are connected to the call and comply with all of the requirements set out in the Circular. Once dialed in, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate, vote and ask questions at the Meeting. Any person, including registered Shareholders and duly appointed proxyholders, who participates at the Meeting via webcast will not be able to vote on matters put before the Meeting, ask questions, or otherwise participate at the Meeting and must vote in advance of the Meeting by using the voting instruction form or form of proxy mailed to them with the Circular. Non-registered Shareholders (being Shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting via conference call or webcast as guests, but guests will not be able to vote, ask questions or otherwise participate at the Meeting.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are set forth in the Circular which accompanies, and is deemed to form a part of, this Notice of Meeting.

The Company has retained Laurel Hill Advisory Group to act as proxy solicitation agent in connection with the Meeting. Shareholders who have questions or require assistance with voting their common shares may contact Laurel Hill by calling 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America), by texting “INFO” to either 1-877-452-7184 or 1-416-304-0211, or by email at assistance@laurelhill.com.

Dated May 8, 2026.

By Order of the Board of Directors

“Jason Simpson”
Jason Simpson
President, Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation by management (“Management”) of Orla Mining Ltd. (the “Company” or “Orla”) of proxies to be used at the Company’s annual general and special meeting of the holders (“Shareholders”) of common shares of the Company (the “Common Shares”) to be held on June 16, 2026 (the “Meeting”) or at any adjournment or postponement thereof at the time and place and for the purposes set forth in the accompanying notice of annual and special meeting (“Notice of Meeting”).

The Meeting will be held in a virtual only format, which will be conducted via conference call and available for guests via live webcast. Shareholders and duly appointed proxyholders can attend the Meeting as follows:

Conference Call (Participant or Guest): 877-407-6184 (toll free)

Webcast (Guest Only): https://event.choruscall.com/mediaframe/webcast.html?webcastid=to4NrtVG

Only registered Shareholders and duly appointed proxyholders will be able to vote and ask questions in real time at the Meeting via conference call, provided they are connected to the call and comply with all of the requirements set out in this Circular. Once dialed in, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate, vote and ask questions at the Meeting. Any person, including registered Shareholders and duly appointed proxyholders, who participates at the Meeting via webcast only will not be able to vote on matters put before the Meeting, ask questions or otherwise participate at the Meeting and must vote in advance of the Meeting by using the voting instruction form or form of proxy mailed to them with the Circular. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may attend the Meeting via conference call, see “Voting at the Virtual Meeting” below.

Except as otherwise indicated, the information contained in this Circular is stated as at May 8, 2026. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

SOLICITATION OF PROXIES

Proxies may be solicited by mail in relation to the delivery of the Circular, as well as personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of the solicitation will be borne by the Company. The Company has arranged for Intermediaries (as defined below) to forward the meeting materials to Non-Registered Shareholders (as defined below) and the Company will reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Additionally, the Company has retained Laurel Hill Advisory Group (“Laurel Hill”) to assist in the solicitation of proxies for the Meeting. Laurel Hill may contact Shareholders by telephone, text message, email and other permitted means to remind them to vote, answer questions regarding voting procedures and assist with the collection of voting instructions. In connection with these services, Laurel Hill will receive a fee of $42,000 plus out-of-pocket expenses. All costs of the solicitation of proxies for the Meeting, including Laurel Hill’s fees and expenses, will be borne by the Company.

This solicitation of proxies and voting instruction forms involves securities of a Company located in Canada and is being effected in accordance with the applicable corporate and securities laws of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the applicable securities laws of Canada and the Toronto Stock Exchange (“TSX”) differ from the disclosure and proxy solicitation requirements under United States securities laws.

APPOINTMENT OF PROXIES

The person(s) designated by Management in the enclosed form of proxy are directors and/or officers of the Company (the “Management Proxyholders”). Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than Management Proxyholders to represent the Shareholder at the Meeting or at any adjournment or postponement thereof. Such right may be exercised by striking out the names of the person(s) printed in the accompanying form of proxy and inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another suitable form of proxy and, in either case, delivering the completed and executed form of proxy as provided below.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to insert your own name in the blank space provided on the voting instruction form or form of proxy sent to you by your Intermediary and follow the applicable instructions provided by your Intermediary.

VOTING OF PROXIES

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the Management Proxyholders will be voted or withheld from voting in accordance with the instructions given on the ballot. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any direction in the instrument of proxy, such Common Shares will be voted in favour of the matters set forth in the accompanying Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. At the date of this Circular, Management is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to Management should properly come before the Meeting or any adjournment or postponement thereof, the Common Shares represented by properly executed proxies given in favour of the Management Proxyholders will be voted on such matters pursuant to such discretionary authority.

REGISTERED SHAREHOLDERS

In the case of registered Shareholders (“Registered Shareholders”), the completed, signed and dated form of proxy should be sent in the addressed envelope enclosed to Computershare Investor Services Inc., Attn: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, Registered Shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or online via www.investorvote.com. To be effective, a proxy must be received not later than 8:00 am (Vancouver time) on June 12, 2026, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

A Registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing, including another proxy bearing a later date, signed by the Registered Shareholder or by the Registered Shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Registered Shareholder or by the Registered Shareholder’s attorney, who is authorized in writing, to the head office of the Company at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day preceding the day of the adjournment or postponement, or by dialing into the Meeting via conference call and accepting the terms and conditions (see “Voting at the Virtual Meeting” below). A Registered Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

NON-REGISTERED HOLDERS

Only Registered Shareholders (or duly appointed proxyholders) are permitted to vote at the Meeting. However, in many cases, Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (a “Non-Registered Shareholder”), but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Non-Registered Shareholders do not appear on the list of Shareholders maintained by the transfer agent.

In accordance with the requirements of National Instrument 54-101— Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has elected to distribute copies of the materials to clearing agencies and Intermediaries for distribution to all objecting and non-objecting Non-Registered Shareholders pursuant to the “indirect” sending procedures set out in NI 54-101. The Company intends to pay for Intermediaries to deliver the Meeting Materials to objecting Non-Registered Shareholders.

With respect to Non-Registered Shareholders, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Shareholder must complete the form of proxy and deposit it with the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), as provided above; or

(b)	be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”), which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

In either case, the purpose of this procedure is to permit a Non-Registered Shareholder to direct the voting of the Common Shares which they beneficially own. In addition, an Intermediary subject to the New York Stock Exchange rules and who has not received specific voting instructions from the Non-Registered Shareholder will not be able to vote the Common Shares on all or, as applicable, any matters at the Meeting. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States.

Broadridge typically mails a scannable VIF instead of a form of proxy. Non-Registered Shareholders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Non-Registered Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. The Company may also use Broadridge’s QuickVote™ service to assist eligible non-registered Shareholders with voting their Common Shares over the telephone. Eligible non-registered Shareholders may be contacted by Laurel Hill to obtain voting instructions directly over the telephone.

The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), different from those persons designated in the VIF, to represent you at the Meeting. To exercise this right, insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with the instructions set out in the VIF and this Information Circular. Once it has received all VIFs sent in, Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have any alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

HOW TO VOTE

	Registered Shareholders	Non-Registered Shareholders
	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed envelope.	Return the voting instruction form in the enclosed envelope.

Your proxy or voting instructions must be received no later than 8:00 a.m. (PST) on June 12, 2026, or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the meeting.

VOTING AT THE VIRTUAL MEETING

The Company will hold its Meeting in a virtual only format, which will be conducted via conference call and available for guests via live webcast. The Company believes that hosting a virtual meeting will increase participation by its Shareholders, as it will enable Shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

In order to streamline the Meeting process, the Company encourages Shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy mailed to them with the Meeting Materials. Shareholders wishing to attend the Meeting may continue to do so as follows:

Conference Call (Participant or Guest): 877-407-6184 (toll free)

Webcast (Guest Only): https://event.choruscall.com/mediaframe/webcast.html?webcastid=to4NrtVG

Only Registered Shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting via conference call, provided they are connected to the call and comply with all of the requirements set out in this Circular. Once dialed in, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate, vote and ask questions at the Meeting. Any person, including Registered Shareholders and duly appointed proxyholders, who participates at the Meeting via webcast only will not be able to vote on matters put before the Meeting, ask questions or otherwise participate at the Meeting and must vote in advance of the Meeting by using the voting instruction form or form of proxy mailed to them with the Circular. If you attend the Meeting via conference call, it is important that you call in early and remain connected for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. The Meeting will begin promptly at 8:00 am (Vancouver time) on June 16, 2026, unless otherwise adjourned or postponed. You should allow ample time for the check-in procedures prior to the start of the Meeting.

Registered Shareholders and duly appointed proxyholders who participate in the Meeting via conference call may ask questions in accordance with the instructions provided at the Meeting. Questions will generally only be addressed during a question period at the end of the Meeting, however, questions regarding procedural matters or directly related to a specific motion may be addressed during the Meeting.

Non-Registered Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting, but will not be able to vote, ask questions or otherwise participate at the Meeting. This is because the transfer agent, Computershare, does not have a record of the Non-Registered Shareholders and, as a result, will have no knowledge of shareholdings or entitlement to vote, unless the Non-Registered Shareholder appoints itself as proxyholder.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary.

A summary of the information Shareholders will need to attend and vote at the virtual meeting is provided below.

•	Registered Shareholders and duly appointed proxyholders must dial in prior to the start of the Meeting and, once dialed in, follow the instructions provided.

•	Guests, including Non-Registered Shareholders who have not duly appointed themselves as proxyholder can listen to the Meeting, but will not be able to vote, ask questions or otherwise participate at the Meeting. Log in online through the webcast or dial-in via conference call, and then complete the registration.

If you are dialing into the Meeting via conference call and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies: (i) do not accept the terms and conditions, in which case you can only enter the Meeting via conference call as a guest; or (ii) join the Meeting via webcast, in which case you will be able to listen to the Meeting, but, in both cases, you will not be able to vote, ask questions or otherwise participate at the Meeting.

RECORD DATE

The board of directors of the Company (the “Board”) has fixed May 8, 2026 (the “Record Date”) as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. In accordance with the provisions of the Canada Business Corporation Act (the “CBCA”), the Company or its transfer agent will prepare a list of holders of Common Shares on the Record Date. Each Shareholder named in the list or such Shareholder’s proxy will be entitled to vote the Common Shares shown opposite such Shareholder’s name on the list at the Meeting.

VOTING SHARES

The authorized voting securities of the Company consist of an unlimited number of Common Shares. As at Record Date, the Company had 345,991,997 Common Shares outstanding, each carrying the right to one vote. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

QUORUM

A quorum will be present at the Meeting if there are at least two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding Common Shares.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, controlled or directed, directly or indirectly, more than 10% of the voting rights attached to the outstanding Common Shares except the following:

Shareholder	Number of Common Shares	% of Outstanding Common Shares
Pierre Lassonde	32,235,963(1)	9.3%
Fairfax Financial Holdings Limited (“Fairfax”)	31,817,229(2)	9.2%

Notes:

1.	Mr. Lassonde also holds: (i) convertible notes exercisable into 2,481,012 Common Shares; and (ii) warrants to purchase 6,837,468 Common Shares, which, upon exercise of all such convertible notes and warrants and together with his Common Shares, represents approximately 11.7% of the Common Shares on a partially-diluted basis.
2.	Fairfax also holds: (i) convertible notes exercisable into 26,582,278 Common Shares; and (ii) warrants to purchase 17,544,302 Common Shares, which, upon exercise of all such convertible notes and warrants and together with its Common Shares, represents approximately 19.5% of the Common Shares on a partially-diluted basis.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, no: (i) director or executive officer of the Company at any time since the beginning of the last completed financial year; (ii) proposed nominee for election as a director; or (iii) any associate of a person in (i) or (ii) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

FINANCIAL STATEMENTS

The audited consolidated financial statements for the financial year ended December 31, 2025 and the report of the auditor thereon will be placed before the Shareholders at the Meeting, but no vote thereon is required. These documents are available upon request or they can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov or on its website at www.orlamining.com.

ELECTION OF DIRECTORS

The Company’s Articles of Arrangement (the “Articles”) provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of nine directors and the term of office of each of the present directors expires at the close of the Meeting. The Board has fixed the size of the Board for election at the Meeting at nine directors.

At the Meeting, the nine persons set out below will be proposed for election as directors of the Company (the “Nominees”). Each of the Nominees is currently a director. Each director elected will hold office until the close of the next annual meeting of Shareholders or until such person’s successor is elected or appointed. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. All Nominees have established their eligibility and willingness to serve as directors.

The Board recommends that Shareholders vote FOR the election of each of the Nominees. Unless authority is withheld, the Management Proxyholders intend to vote FOR the election of each of the Nominees.

In accordance with the requirements of the CBCA, directors stand for election each year at the annual meeting of Shareholders, and a separate vote of Shareholders is taken with respect to each candidate nominated for director. If there is only one candidate nominated for each position available on the Board (an uncontested election), each candidate is elected only if the number of votes cast in their favor represents a majority of the votes cast for and against them by the Shareholders who are present in person or represented by proxy. If an incumbent director is not re-elected in an uncontested election, the director may continue in office until the earlier of the 90th day after the day of the election and the day on which their successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting and voted on the election of directors.

The following tables set forth information with respect to each Nominee and is based upon information furnished by the respective proposed Nominee. Except as indicated below, each of the proposed Nominees has held the principal occupation shown beside the Nominee’s name in the table below or another executive office with the same or a related company, for the last five years.

CHARLES JEANNES			Principal Occupation
			Corporate Director

			Board and Board Committees				2025 Meeting Attendance
			Board of Directors (Chair)				100%
			Audit Committee				100%
			Corporate Governance and Nominating Committee				75%
Nevada, USA
Age, 67			Securities Holdings as at May 8, 2026
Director since June 2017			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: N/A			2,096,272(1)	69,019	520,000	264,405	Satisfied

Historical Voting Results			Other Reporting Issuer Board Memberships
Year	For	Against	Pan American Silver Corp. (Director)
2025	98.99%	1.01%	Wheaton Precious Metals Corp. (Director)
2024	98.32%	1.68%
2023	99.15%	0.85%

Biography
Mr. Jeannes served as President and Chief Executive Officer of Goldcorp Inc. (“Goldcorp”) from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. He is also currently a Director of Pan American Silver Corp. and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a Trustee of the Wolf Pack Athletic Association of the University of Nevada (a non-profit Board). He holds a Bachelor of Arts degree from University of Nevada - Reno and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing, and international operations.

Note:

1.	In addition, Mr. Jeannes is entitled to 500,000 Bonus Shares (as defined herein). The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director. See “Report on Director Compensation”.

JASON SIMPSON			Principal Occupation
			President, Chief Executive Officer and Director of the Company

			Board and Board Committees				2025 Meeting Attendance
			Board of Directors				100%
			Environment, Health and Safety and Social Responsibility Committee				100%

Ontario, Canada
Age, 53			Securities Holdings as at May 8, 2026
Director since November 2018			Common Shares	Options	RSUs	PSUs	Warrants	Ownership Requirement
Not Independent
Diversity Factors: N/A			1,923,248	752,337	269,955	240,691	NIL	Satisfied

Historical Voting Results			Other Reporting Issuer Board Memberships
Year	For	Withhold	None
2025	99.98%	0.02%
2024	99.97%	0.03%
2023	99.97%	0.03%

Biography
Mr. Simpson was appointed the Company’s President and Chief Executive Officer effective November 12, 2018. In addition to the role of President and CEO, Mr. Simpson also serves as a director of the Company. Mr. Simpson is a mining executive with over 30 years of experience in operations leadership, mining engineering and project construction. Previously, he was Chief Operating Officer of Torex Gold Resources (“Torex”) where, over his nearly six-year tenure, he oversaw the successful construction and operation of the ELG Mine in Mexico. Prior to Torex, Mr. Simpson spent 11 years at Vale in various roles of increasing responsibility ending his tenure as General Manager of the Labrador Operations (Voisey’s Bay) in 2013. Mr. Simpson also worked at McIntosh Redpath Engineering on mining studies for companies including Barrick, Freeport McMoran, CVRD, Rio Tinto and Falconbridge, among others, where he gained global multi-commodity experience and perspective. Mr. Simpson is currently a director on the Laurentian University – School of Engineering Industry Advisory Board. Mr. Simpson holds dual degrees in Mining Engineering from the Technical University of Nova Scotia and in Physics from Dalhousie University.

JEAN ROBITAILLE			Principal Occupation
			Executive Vice-President, Chief Strategy & Technology Officer at Agnico Eagle Mines Limited (“Agnico Eagle”)

			Board and Board Committees				2025 Meeting Attendance
			Board of Directors				100%
			Human Resources and Compensation Committee (Chair)				100%
			Technical Committee				100%
Ontario, Canada
Age, 64			Securities Holdings as at May 8, 2026
Director since December 2016			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: N/A			1,000,000	37,503	NIL	152,090	Satisfied

Historical Voting Results			Other Reporting Issuer Board Memberships
Year	For	Withhold	None
2025	95.58%	4.42%
2024	93.29%	6.71%
2023	94.27%	5.73%

Biography
Mr. Robitaille joined the Board in December 2016, upon closing of the Company’s acquisition of Pershimco Resources Inc. Mr. Robitaille is Executive Vice-President, Chief Strategy & Technology Officer at Agnico Eagle. Prior to this nomination and since 1988, he served Agnico Eagle in various senior executive roles for Corporate Development, Business Strategy, Technical Services, Project Development and Operations. Before joining Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group and served as a Director of Pershimco Resources Inc. (2011 to 2016). Mr. Robitaille is a mining graduate of the College de l’Abitibi Témiscamingue with a specialty in mineral processing.

DAVID STEPHENS			Principal Occupation
			Partner at Agentis Capital Mining Partners

			Board and Board Committees				2025 Meeting Attendance
			Board of Directors				100%
			Audit Committee				100%
			Corporate Governance and Nominating Committee (Chair)				100%
Ontario, Canada
Age, 44			Securities Holdings as at May 8, 2026
Director since March 2018			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: N/A			65,000	NIL	NIL	139,202	Satisfied

Historical Voting Results			Other Reporting Issuer Board Memberships
Year	For	Withhold	None
2025	98.36%	1.64%
2024	98.46%	1.54%
2023	99.16%	0.84%

Biography
Mr. Stephens is a partner at Agentis Capital Mining Partners, which provides capital markets advisory services. Mr. Stephens is also VP, Marketing and a director of San Cristobal Mining Inc. He also provides consulting services in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont Corporation (“Newmont”), having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

ELIZABETH McGREGOR			Principal Occupation
			Finance professional/Corporate Director

			Board and Board Committees				2025 Meeting Attendance
			Board of Directors				100%
			Audit Committee (Chair)				100%
			Human Resources and Compensation Committee				100%
British Columbia, Canada
Age, 49			Securities Holdings as at May 8, 2026
Director since June 2019			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: Female, Indigenous			24,400	28,003	65,000	122,401	Satisfied

Historical Voting Results			Other Reporting Issuer Board Memberships
Year	For	Withhold	Kinross Gold Corporation (Director)
2025	99.78%	0.22%	Versamet Royalties Corporation (Director)
2024	99.02%	0.98%
2023	99.87%	0.13%

Biography
Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019 and Versamet Royalties Corporation since May 12, 2025. She holds a B.A. (Hons) from Queen’s University in Kingston.

TAMARA BROWN			Principal Occupation
			Corporate Director

			Board and Board Committees				2025 Meeting Attendance
			Board of Directors				100%
			Human Resources and Compensation Committee				100%
			Environment, Health and Safety and Social Responsibility Committee				100%
Ontario, Canada			Technical Committee (Chair)				100%
Age, 53			Securities Holdings as at May 8, 2026
Director since June 2022			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: Female			4,400	26,580	NIL	65,931	N/A

Historical Voting Results			Other Reporting Issuer Board Memberships
Year	For	Withhold	New Found Gold Corp. (Director)
2025	99.78%	0.22%
2024	99.02%	0.98%
2023	99.29%	0.71%

Biography
Ms. Brown is a mining industry professional with over 25 years of experience in the mining and capital markets sectors. She is currently a partner of Oberon Capital Corp., an investment services provider, and was the Interim Chief Executive Officer of Superior Gold Inc., a gold producer, from 2020 to 2021. Ms. Brown is currently an Independent Director of New Found Gold Coro. (TSXV) and was previously a Non-Executive Director for Lithium Royalty Corp., 29Metals Limited, Lundin Gold Inc., Eastmain Resources Inc. and Superior Gold Inc. Her previous executive roles include Vice President, Investor Relations and Corporate Development (Americas) for Newcrest Mining, Vice President, Corporate Development and Investor Relations for Primero Mining Corp., and Director of Investor Relations for IAMGOLD Corp. Ms. Brown was also a professional engineer in the mining industry. She has a Bachelor of Engineering degree from Curtin University in Australia and has completed the Chartered Business Valuator course at York University.

ANA SOFÍA RÍOS			Principal Occupation
			Partner, Chevez Ruiz Zamarripa

			Board and Board Committees				2025 Meeting Attendance
			Board of Directors				100%
			Environment, Health and Safety and Social Responsibility Committee				100%
			Corporate Governance and Nominating Committee				100%
Mexico City, Mexico
Age, 40			Securities Holdings as at May 8, 2026
Director since June 2023			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: Female, Visible Minority			NIL	NIL	NIL	57,613	N/A

Historical Voting Results			Other Reporting Issuer Board Memberships
Year	For	Withhold	None
2025	99.91%	0.09%
2024	99.56%	0.44%
2023	99.87%	0.13%
Biography
Ms. Ríos is a partner with the Mexican law firm of Chevez Ruiz Zamarripa. Her practice focuses on corporate law, banking and finance, including mergers and acquisitions, private equity, as well as advising clients and family offices on wealth management matters. In addition, Ms. Ríos advises public and private companies on corporate governance and regulatory compliance matters. She is currently an alternate independent board member of Grupo Corporativo Cever, S.A. de C.V. (a private Mexican corporate group that manages vehicle dealerships and restaurant brands). Ms. Ríos is also the Vice-president Legal Committee, Banking Commission of the International Chamber of Commerce - Mexico (ICC Mexico) and a Member of the Mexican Bar Association, College of Attorneys-at-Law. She has a law degree from the Universidad Iberoamericana (UIA) and a Master’s Degree in Corporate Law from New York University School of Law.

ROB KRCMAROV			Principal Occupation
			President, Chief Executive Officer and Director of Hecla Mining Company

			Board and Board Committees				2025 Meeting Attendance
			Board of Directors				100%
			Environmental, Sustainability, Health and Safety Committee (Chair)				100%
			Technical Committee				100%

Ontario, Canada
Age, 61			Securities Holdings as at May 8, 2026
Director since November 2023			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: N/A			7,273	NIL	NIL	64,071	N/A

Historical Voting Results(1)			Other Reporting Issuer Board Memberships
Year	For	Withhold	Hecla Mining Company (Director)
2025	99.97%	0.03%
2024	99.96%	0.04%
2023	-	-

Biography
Mr. Krcmarov is a geologist and an experienced international mining executive who has held mine site, regional and corporate leadership roles in his 35-year career in the natural resources sector. Mr. Krcmarov is currently President, Chief Executive Officer and a Director of Hecla Mining. Previously he served as a technical advisor to Barrick Gold Corporation, having served as an executive with that company for 13 years, most recently as Executive Vice President Exploration and Growth. In these various roles, he led exploration teams which have discovered, drilled and delineated multiple value adding orebodies, including several world class greenfield discoveries. Mr. Krcmarov’s international experience spans many countries in five continents, and he has a strong track record running efficient and safe operations, conducting effective community relations, and engaging in constructive dialogue with institutional investors, financial markets, board members, government officials and other stakeholders. Mr. Krcmarov holds a Master of Economic Geology from the University of Tasmania and a Bachelor of Science in Geology from the University of Adelaide.

JOANNA PEARSON (1)			Principal Occupation
Independent Director

			Board and Board Committees				2025 Meeting Attendance
			Board of Directors(1)				100%

British Columbia, Canada
Age, 51			Securities Holdings as at May 8, 2026
Director since December 2025			Common Shares	Options	Warrants	DSUs	Ownership Requirement
Independent
Diversity Factors: Female			NIL	NIL	NIL	13,051	N/A

Historical Voting Results			Other Reporting Issuer Board Memberships
Year	For	Withhold	Rupert Resources Ltd. (Director)
2025	-	-	Hochschild Mining plc (Director)
2024	-	-	Gold X2 Mining Inc.(Director)
2023	-	-

Biography
Ms. Pearson has over 25 years of international experience in financial reporting, risk management, and strategic financial transformation in the mining sector. Her executive experience includes serving as Chief Financial Officer of Endeavour Mining plc from 2020 to 2023. Prior to this, she was an Audit Partner with Deloitte LLP for 12 years where she conducted multinational audit engagements for US and Canadian listed companies primarily in the mining and emerging markets. Ms. Pearson currently serves as an independent non-executive director of Rupert Resources Ltd., Hochschild Mining plc, and Gold X2 Mining Inc. She is a Chartered Professional Accountant of British Columbia and holds the ICD.D designation

Notes:

1.	Ms. Joanna Pearson was appointed to the Board on December 15, 2025.

Cease Trade Orders, Bankruptcies, Penalties or Sanction

No director or proposed director of the Company is, as at the date of this Circular, or has been, within the 10 years preceding the date of this Circular, a director, chief executive officer and chief financial officer of any company (including the Company) that:

(a)	while that person was acting in that capacity, was the subject of a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (each, an “Order”);

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

(c)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or proposed director.

To the knowledge of the Company, as of the date hereof, no proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Advance Notice Provisions

The Company’s amended and restated by-law No 1. (the “By-Laws”) contains an advance-notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary (via personal delivery to Suite 2020 - 666 Burrard Street, Vancouver, BC V6C 2X8, or via email at info@orlamining.com) and include certain information as set out in Part Four of the By-Laws. The notice must be made not less than 30 days prior to the date of our next annual meeting, in compliance with Part Four. If you wish to submit a director nomination to be presented at the Meeting, the required information must be sent to our Corporate Secretary by May 18, 2026. A copy of the By-Laws is available on the Company’s website and was filed on May 20, 2022 under the Company’s profile on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov, respectively.

Investor Rights Agreements

Newmont Corporation

Orla was previously a party to an investor rights agreement dated November 7, 2017 between Goldcorp (now Newmont) and Orla (the “Newmont Agreement”), pursuant to which Newmont had, among other rights, the right to nominate an individual for election to the Board and certain participation rights. The Newmont Agreement was terminated following Newmont’s disposition of its Common Shares in September 2025.

Agnico Eagle

Orla was previously a party to an amended and restated investor rights agreement dated December 17, 2019 (the “Agnico Agreement”) between Agnico Eagle and the Company, pursuant to which Agnico Eagle had, among other rights, the right to nominate an individual for election to the Board, provided it held at least 5% of the Common Shares and certain participation rights. The Agnico Agreement was terminated following Agnico’s disposition of its Common Shares in September 2025.

APPOINTMENT OF AUDITOR

On March 26, 2025, Deloitte LLP (“Deloitte”) was appointed as the auditor of Orla, replacing Ernst & Young LLP. Management is recommending the re-appointment of Deloitte as auditor for the Company, to hold office until the next annual general meeting of the Shareholders at a remuneration to be fixed by the Board.

The Board recommends that Shareholders vote FOR the re-appointment of Deloitte. Unless authority is withheld, the Management Proxyholders intend to vote FOR the re-appointment of Deloitte as the auditor of the Company to hold office until the next annual general meeting of Shareholders or until a successor is appointed and the Board is authorized to fix their remuneration.

SAY ON PAY ADVISORY VOTE

The Board has adopted a non-binding Shareholder advisory vote on the Company’s approach to executive compensation, also known as “Say-on-Pay”. This advisory vote allows Shareholders a formal opportunity to provide their views on the Company’s executive compensation program as set forth in this Circular under the heading “Statement of Executive Compensation” beginning on page 43. In 2025, 97.90% of Shareholders voted FOR the resolution.

The Company will disclose the results of this year’s vote as part of its report on the voting results for the Meeting. The advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement appropriate executive compensation policies. However, the Board will take the results into account when considering the executive compensation plans and policies of the Company for future periods. In the event that a significant number of Shareholders oppose the resolution, the Board will endeavour to consult with its Shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board will consider disclosing to Shareholders as soon as is practicable, and no later than in the management information circular for its next annual meeting, a summary of any comments received from Shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board (or why no changes will be made).

At the Meeting, Shareholders will be asked to consider a non-binding advisory resolution on executive compensation, known as “Say on Pay”, as follows (the “Say on Pay Advisory Resolution“):

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders of the Company accept the approach to executive compensation disclosed in the Company’s Management Information Circular dated May 8, 2026, with respect to the Annual General and Special Meeting of Shareholders.”

The Board recommends that Shareholders vote FOR the Say on Pay Advisory Resolution to approve the Company’s approach to executive compensation. Unless otherwise instructed, the Management Proxyholders intend to vote FOR the Say on Pay Advisory Resolution.

STATEMENT OF CORPORATE GOVERNANCE

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to safeguard its employees, Shareholders and other stakeholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed to enhance stakeholder value. The Company’s corporate governance practices are intended to comply with the applicable rules under applicable Canadian securities laws, the TSX and the NYSE American LLC (“NYSE American”). The Company continues to monitor developments in Canada, the United States and other jurisdictions in which it operates, with a view to further revising and improving its governance policies and practices, if appropriate. A list of ways in which the Company’s corporate governance practices differ from those required of U.S. domestic companies under the rules of the NYSE American can be found on the Company’s website at www.orlamining.com.

National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) have been adopted by the securities regulatory authorities in Canada. The Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular. As required by the Governance Disclosure Rule and other applicable regulatory instruments, the following disclosure describes the Company’s corporate governance policies and initiatives.

THE BOARD OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Corporate Governance & Nominating Committee (also referred to herein as the “CGNC”), the Environment, Health and Safety and Social Responsibility Committee, the Human Resources and Compensation Committee (also referred to herein as the “HRCC”) and the Technical Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet Orla’s strategic objectives. A copy of the mandate of the Board is attached hereto as Schedule A and is available on the Company’s website at www.orlamining.com.

The Board is responsible for, among other things:

•	appointment of management, including the Chief Executive Officer and other senior officers, as well as the oversight of succession planning;

•	board organization, including managing its own affairs, composition, size, new candidates, committee appointments and committee mandates;

•	strategic planning, including developing, reviewing and approving the business objectives and goals of the Company, reviewing the business, financial and strategic plans by which it is proposed that Orla may reach those goals, providing input to management on emerging trends and issues, and considering alternate strategies for possible change of control transactions;

•	monitoring financial performance and other financial reporting matters, including enhancing congruence between shareholder expectations, corporate objectives and management performance, monitoring progress toward strategic and operational goals, revising direction to management in light of changing circumstances, taking action when performance falls short of goals, reviewing and approving the financial statements and management’s discussion and analysis, as well as Orla’s management information circular and annual information form, and reviewing and approving transactions outside the ordinary course of business;

•	risk management, including identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to Orla’s Shareholders;

•	environmental oversight, including ensuring the implementation of appropriate environmental stewardship and health and safety management systems, which are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws;

•	policies and procedures, including approving and monitoring compliance with all significant policies and procedures; and

•	communications and reporting, including overseeing the accurate reporting of the financial performance on a timely and regular basis, taking steps to enhance the timely disclosure of any other developments that have a significant and material impact, reporting annually to Shareholders on its stewardship for the preceding year, and overseeing Orla’s implementation of systems to accommodate feedback from Shareholders.

BOARD COMPOSITION AND EXPERIENCE

The Board of Directors and the CGNC review the experience, qualifications and skills of the Company’s directors each year to ensure that the composition of the Board of Directors and committees and the competencies and skills of the members are in line with the evolving needs of the Company.

The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each director. The skills matrix was instituted in 2022 and is reviewed and updated each year based on:

•	a self-assessment by each director pursuant to which each director is asked to provide feedback on their own expertise, skills and background

•	an overall review conducted by the CGNC in light of the responses of each director to the self-assessment

This information is compiled into a matrix representing the primary expertise, skills and background of the directors in areas prioritized by the Board. This matrix is maintained to identify areas for strengthening the Board, if any, and address them through the recruitment of new members. The skills matrix is also used by the CGNC to evaluate the Board’s diversity and tenure. Such information is used in the annual review of the Board’s composition and will be used by the CGNC when filling Board vacancies and changing its composition, as further discussed below.

The following skills matrix outlines the primary expertise, skills and background, as well as the composition of the Nominees for election at the Meeting. Additional information with respect to each Nominee is contained in their biography, starting on page 14 of this Circular.

			Charles Jeannes	Jason Simpson	Jean Robitaille	David Stephens	Elizabeth McGregor	Tamara Brown	Ana Sofía Ríos	Rob Krcmarov	Joanna Pearson	Total / Average (n=9)
Relevant Industry Skills	Mining Industry		●	●	●	●	●	●	●	●	●	9
	Operations		●	●	●			●		●		5
	Environment, Health, Safety and Sustainability		●	●	●			●	●	●		6
	Geology and Exploration			●	●			●		●		4
General Business Skills	Financial Literacy		●			●	●	●	●		●	6
	Compensation / HR		●	●	●		●	●		●	●	7
	Governance		●	●	●	●	●	●	●	●	●	9
	Senior Executive		●	●	●	●	●	●		●	●	8
	Risk Management		●	●	●	●	●	●	●	●	●	9
	Legal		●						●			2
	International Markets		●	●	●	●	●	●	●	●	●	9
	Capital Markets		●		●	●	●	●	●	●	●	8
	Mergers and Acquisitions		●		●	●	●	●	●	●	●	8
Composition	Residence		USA	CAN	CAN	CAN	CAN	CAN	MX	CAN	CAN	-
	Age		67	53	64	44	49	53	40	61	51	53.6
	Gender	Male	●	●	●	●				●		5
		Female					●	●	●		●	4
	Tenure (Years)		8.8	7.4	9.4	8.1	6.9	3.8	2.8	2.4	0.3	5.5
	Diverse Directors						●(1)(2)	●(1)	●(1)(3)		●(1)	4
	Independent		●		●	●	●	●	●	●	●	8
	Other Public Board Positions		2	0	0	0	2	1	0	1	3	1.0

Notes:

1.	Diversity Factor: Female
2.	Diversity Factor: Métis
3.	Diversity Factor: Visible Minority

MEETINGS OF THE BOARD

The Board fulfills its mandate at regularly scheduled meetings or as required. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with Management throughout the year. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Board’s practice is that, at the end of each meeting of the Board, directors meet in the absence of Management and non-independent directors to hold an open and candid discussion. For the financial year ended December 31, 2025, all Board and committee meetings were accompanied by an in-camera session where Management was not in attendance.

The majority of directors in office constitutes a quorum for the transaction of business and a quorum of directors may exercise all the powers of directors at a meeting. Directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting.

In certain circumstances, non-directors will be permitted to attend Board and committee meetings to provide information and opinions to assist the directors in their deliberations. The Board, through the Chair, will determine non-director attendees for a meeting, and no non-directors will be permitted to table material at the Board meeting without the prior approval of the Chair (in the case of the Board) or committee chair (in the case of a committee of the Board).

The following table sets forth the Board and committee meeting attendance for the year ended December 31, 2025.

Meeting	Number of Meetings in 2025	Meeting Attendance
Board	6	96%
Audit	4	100%
HRCC	6	100%
CGNC	4	92%
EHSSRC	4	100%
Technical	5	100%

INDEPENDENCE OF THE BOARD

The Governance Disclosure Rule defines an “independent” director with reference to the definition of independence under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), being a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of nine directors. The Board has determined that eight out of the nine current members are “independent” directors within the meaning of NI 52-110 and under the applicable rules of the NYSE American. Mr. Jason Simpson is not considered “independent” as a result of his role as an executive officer. Charles Jeannes, Jean Robitaille, David Stephens, Elizabeth McGregor, Tamara Brown, Ana Sofía Ríos, Rob Krcmarov and Joanna Pearson are each considered to be “independent” directors of the Company under NI 52-110 and under the applicable rules of the NYSE American. Following the Meeting, the Board is expected to consist of nine directors, eight of whom will continue to be considered “independent”.

The Board has adopted an Independent Director Policy that requires the CGNC to assess and determine director independence on an annual basis in connection with the approval of the Company’s management information circular and, in doing so, consider applicable securities laws and the rules of the NYSE American, as well as other matters the CGNC considers relevant, including investor and proxy voting guidelines. The CGNC will make a recommendation to the Board regarding its determination and the Board, as a whole, will do the same, in each case, with any non-independent directors abstaining from voting. The policy also requires new directors to advise the CGNC of any potential relationship that may compromise their independence, as well as requiring existing directors to advise the CGNC of any new information or changes regarding their independence on an ongoing basis. Finally, the policy prohibits independent directors of the Company from participating as a lender in the Company’s banking syndicate, as certain proxy advisory firms may consider such director to no longer be independent due to a transactional relationship with the Company.

CHAIR OF THE BOARD

The current Chair of the Board is Mr. Charles Jeannes. Mr. Jeannes is considered independent. The Chair’s role and responsibilities include providing leadership to the Board, assisting the Board in satisfying its oversight responsibilities, managing Board meetings, promoting the delivery of information to the directors of the Company on a timely basis such that directors are fully apprised of all matters which are material to directors, presiding over Shareholder meetings and such other functions as may be ancillary to the duties and responsibilities and as may be delegated to the Chair by the Board from time to time. The Role Statement for Non-Executive Chair is available on the Company’s website at www.orlamining.com.

CHIEF EXECUTIVE OFFICER

The Chief Executive Officer of the Company is responsible for managing the business and affairs of the Company within the corporate policies and mandates and authority limitations established by the Board from time to time. The Role Statement for the Chief Executive Officer is available on the Company’s website at www.orlamining.com.

OTHER REPORTING ISSUER DIRECTORSHIPS

The following table sets forth the directors of the Company who currently hold directorships in other reporting issuers:

Name	Name of Reporting Issuer	Exchange	Term
Charles Jeannes	Wheaton Precious Metals Corp.	TSX, NYSE	2016 to Present
	Pan American Silver Corp.	TSX, NASDAQ	2019 to Present
Elizabeth McGregor	Versamet Royalties Corporation	TSX, NASDAQ	2025 to Present
	Kinross Gold Corporation	TSX, NYSE	2019 to Present
Tamara Brown	New Found Gold Corp.	TSXV	2025 to Present
Rob Krcmarov	Hecla Mining Company	NYSE	2024 to Present
Joanna Pearson	Rupert Resources Ltd.	TSX	2025 to Present
	Hochschild Mining plc	LSE	2023 to Present
	Gold X2 Mining Inc.	TSXV	2021 to Present

ORIENTATION AND CONTINUING EDUCATION

New directors of the Company are provided with an orientation program following their initial election or appointment to the Board that is facilitated by the Company’s Vice President, Legal. New directors are provided with written information about the business, documents and minutes from recent Board meetings and governance policies, as well as a presentation from senior officers of the Company. In addition, directors are encouraged to visit and meet with Management on a regular basis and are provided the opportunity to independently consult with legal counsel to the Company to understand their legal obligations as directors.

The Company also encourages continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Company. To facilitate ongoing education, the CGNC will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange for directors to visit the Company’s development and operating sites; (c) encourage directors to attend seminars, industry conferences such as the Denver Gold Forum and the

Prospectors and Developers Association of Canada (PDAC) conference, and other professional development events; and (d) encourage and facilitate presentations by outside experts to the Board and committees on matters of particular importance or emerging significance. The Environment, Health and Safety and Social Responsibility Committee and Technical Committee also coordinate visits to the Company’s project sites for the directors, with the last such visit being to Musselwhite in October 2025.

At each quarterly Board meeting, Management makes a presentation to the Board regarding various elements of the Company’s business, including investor relations, operational matters, exploration, sustainability, health and safety, regulatory matters, legal updates, corporate development, cybersecurity, as well as a comprehensive overview of the Company’s financial performance, anticipated future financial results and market trends. In addition, together with the Company’s Vice President, Legal, the Chair of the Board and the Chair of the CGNC continually review the latest securities rules and policies and best practices in corporate governance. Any changes or new requirements will then be brought to the attention of the Company’s directors. Board members are encouraged to communicate with Management, auditors, legal counsel and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance and to attend related industry seminars and visit the Company’s projects. Board members have full access to the Company’s records.

ETHICAL BUSINESS CONDUCT

The Board expects Management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees.

Compliance with all applicable laws and regulations is essential to the conduct of the Company’s business and is the foundation on which the Company’s ethical standards are built. Employees, officers, the Board, consultants and contractors have a responsibility to meet and exceed the standards contemplated in the laws and regulations of each country in which the Company operates. If any such individual has any questions regarding the best course of action to take in a particular situation or suspects a possible violation of a law, regulation or of the Code, then such person should promptly contact the Chief Financial Officer who, depending on the issue raised will convey any concern to the Chair of the Audit Committee or to the Chief Executive Officer as the case may require. Every reasonable effort will be made to ensure the confidentiality of those furnishing information. Concerns which regard the Chief Financial Officer are to be addressed to the Chair of the Audit Committee. The Company encourages its representatives to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising legitimate concerns or questions regarding ethics matters or for reporting suspected violations in good faith.

The Company expects its representatives to take all responsible steps to prevent a violation of the Code. Any representative who observes or otherwise becomes aware of any illegal or unethical behaviour shall report the violation as soon as reasonably possible in accordance with the Company’s Whistleblower Policy. Representatives are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. Representatives may also contact a member of senior management or the Chair of the Audit Committee if appropriate. The Company has also put in place an independent and confidential alternative reporting channel. The Whistleblower Policy provides that concerns and/or complaints will be kept confidential and may be communicated anonymously if desired. Following the receipt of any complaints submitted hereunder, the Company shall promptly investigate each matter so reported.

A copy of the Code and the Whistleblower Policy is available on the Company’s website at www.orlamining.com and a copy of the Code has also been filed on SEDAR+ and may be accessed under the Company’s profile at www.sedarplus.ca and in the U.S. on EDGAR at www.sec.gov.

The Board monitors compliance with the Code and Management provides an annual report to the Board regarding issues, if any, arising under the Code and the Company’s corporate governance policies. The Board and Management are also required to review and certify that they have read the Code on an annual basis.

In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar activities, the Board must comply with the conflict of interest provisions of the CBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Each director is required to declare the nature and extent of his or her interest and is not entitled to vote at meetings which involve such conflict.

BOARD COMMITTEES

The following chart outlines the Company’s Board committees and their respective members. Additional information on each committee is provided below.

Committee	Charles Jeannes	Jason Simpson	Jean Robitaille	David Stephens	Elizabeth McGregor	Tamara Brown	Ana Sofía Ríos	Rob Krcmarov	Joanna Pearson
Audit	●			●	●(1)
Human Resources and Compensation			●(1)		●	●
Governance and Nominating	●			●(1)			●
Environment, Health and Safety and Social Responsibility		●				●	●	●(1)
Technical			●			●(1)		●

Note:

1.	Chair of Committee

Human Resources and Compensation Committee

The Human Resources and Compensation Committee or HRCC is currently comprised of three independent directors, being Mr. Robitaille (Chair) and Mss. McGregor and Brown, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American.

The HRCC has adopted a written mandate and is responsible for the review and approval of the philosophy and design of the Company’s compensation programs and the compensation of the Company’s executives, members of the Board and employees and for submitting recommendations to the Board in this regard. In addition, the HRCC is responsible for reviewing and making recommendations to the Board, as appropriate, in connection with the Company’s succession planning with respect to the Chief Executive Officer and other senior executive officers and ensuring that the structure, design and application of the Company’s material compensation programs meet the Company’s principles, objectives and risk profile and do not encourage excessive risk taking.

See “Statement of Executive Compensation – Executive Compensation Discussion and Analysis” below for details regarding the Company’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Company’s executive compensation arrangements. During the financial year ended December 31, 2025, the HRCC met six times.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee or CGNC is currently comprised of three independent directors, being Messrs. Stephens (Chair) and Jeannes and Ms. Ríos, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American.

The CGNC is in place to provide a focus on governance that will enhance the Company’s performance, to monitor compliance to the Code, to assess and make recommendations regarding the Board’s effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing, evaluating and providing ongoing development for directors. The full text of the CGNC’s charter is available on the Company’s website at www.orlamining.com. During the financial year ended December 31, 2025, the Corporate Governance and Nominating Committee met four times.

Audit Committee

The Audit Committee is currently comprised of three independent directors, being Ms. McGregor (Chair) and Messrs. Stephens and Jeannes. All members of the Audit Committee are considered to be (i) independent within the meaning of NI 52-110 and within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (ii) considered to be financially literate within the meaning of NI 52-110 and the applicable rules of the NYSE American. The Board has determined that each of Ms. McGregor and Messrs. Stephens and Jeannes is an “audit committee financial expert” within the meaning of the applicable U.S. securities laws.

The Audit Committee is responsible for the Company’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks and the audit process, including the selection, oversight and compensation of the Company’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations, receives quarterly reports from Management on the Company’s cybersecurity program and annually reviews the Company’s insurance policies. In performing its duties, the Audit Committee maintains effective working relationships with the Board, Management and the external auditors and monitors the performance and independence of those auditors. The full text of the Audit Committee’s charter is available on the Company’s website at www.orlamining.com. During the financial year ended December 31, 2025, the Audit Committee met four times.

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ended	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2025	$1,576,000	$17,000	$140,000	$6,000
December 31, 2024	$1,660,300	$34,500	$133,700	$36,600
Notes:
(1)	Fees billed for professional services rendered by the Company’s external auditor for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements.
(2)	Fees billed by the Company’s external auditor for assurance-related services that are not included in “audit fees”.
(3)	Fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	Fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

Additional information with respect to the Audit Committee can be found in the Company’s most recent Annual Information Form, available on Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov or on its website at www.orlamining.com.

Environment, Health and Safety and Social Responsibility Committee

The Environment, Health and Safety and Social Responsibility Committee is currently comprised of four directors, being Mss. Brown and Ríos and Mr. Krcmarov (Chair), each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American, and Mr. Simpson, who is not considered to be independent. In 2026, the Company renamed the committee from the Environmental, Sustainability, Health and Safety Committee, to better reflect the scope and nature of its oversight.

The purpose of the Environment, Health and Safety and Social Responsibility Committee is to monitor and review the health, safety, environmental and sustainable development policies, principals, practices and processes of the Company and monitor and review the regulatory issues related to health, safety, the environment and sustainable development (including climate change and water management). The Environment, Health and Safety and Social Responsibility Committee has the authority to engage independent counsel or other experts and conduct any investigation that it considers appropriate. It is responsible for amongst other things, reviewing and approving annual disclosure relating to the Company’s sustainability, health, safety and environment policies and activities, reviewing sustainability, environmental and health and safety reports and identifying the principal health, safety and environmental risks and impacts of the Company.

During the financial year ended December 31, 2025, the Environment, Health and Safety and Social Responsibility Committee met four times.

Technical Committee

The Technical Committee is currently comprised of three independent directors, being Ms. Brown (Chair) and Messrs. Robitaille and Krcmarov, each of whom is considered to be independent within the meaning of NI 52-110 and under the applicable rules of the NYSE American.

The Technical Committee assists the Board in its oversight of the reporting of the quantity and quality of the Company’s mineral resources and reserves, the operating activities of the Company’s material mines, the Company’s technical activities relating to its material exploration, operational efficiency opportunities, life of mine plans and development projects and the Company’s process for identifying and managing technical risks.

The Technical Committee met five times during the financial year ended December 31, 2025.

Assessment of Board Performance

Led by the independent Chair of the CGNC, the Board as a whole is expected to evaluate the effectiveness of the Board, its committees, and individual directors on an annual basis. The Board has adopted a questionnaire that asks the directors to assess the effectiveness of the Board and its committees in respect of: structure and composition; roles and responsibilities; operations; effectiveness; committee meetings’ operations and effectiveness; and individual director performance. The Board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Chair of the CGNC is responsible for ensuring the questionnaire covers all necessary topics of discussion and, in conjunction with the Chair of the Board, for gathering the feedback from other directors or the Company.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for the directors on the Board or other mechanisms of Board renewal at this time. Term limits are not considered necessary, as the Board believes it has adopted sufficient practices and mechanisms for renewal. In particular, the Board has appointed the CGNC comprised solely of independent directors to provide a focus on governance that will enhance the Company’s performance; to assess and make recommendations regarding the Board’s effectiveness; and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. The CGNC will complete annual reviews of the Board’s relationship with Management to ensure the Board is able to, and in fact does, function independently of Management. The CGNC will also develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration, among other matters, the current strengths, skills and experience represented by each director, as they affect Board dynamics as well as retirement dates. The Board believes that the perspective of longer service directors with industry experience is of benefit to the Board. In addition, the Board believes that the experience and diversity of the current Board would be very difficult to replicate and that regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.

Corporate Policies

The Company’s corporate policies play a crucial role in promoting responsible mining practices, ensuring best practice in environmental, sustainability, health and safety, regulatory compliance, fostering positive relationships with stakeholders and various other factors that drive long-term value for the Company and its stakeholders.

Corporate policies are approved by the Board and provide high-level guidance on the Company’s expectations and standards with respect to the subject matter of the applicable policy. Based on the corporate policies, Management of the Company develops corporate standards, which are shorter documents aimed at more specific areas of the Company’s operations. Based on the corporate standards, Management and the Company’s site teams then develop corporate guidelines, which are longer documents that provide specific guidance to the Company’s employees and contractors on the implementation of the Company’s corporate policies and standards. All of the Company’s corporate policies, standards and guidelines are available to employees and contractors in both English and Spanish.

The following sections provide a summary of the Company’s current corporate policies. The full text of each policy and standard is available on the Company’s website at www.orlamining.com.

Code of Business Conduct and Ethics

For a summary of the Code, see “Corporate Governance – Ethical Business Conduct” above.

ANTI-CORRUPTION AND ANTI-BRIBERY POLICY

Further to the Code and the Company’s commitment to conducting its business with the highest ethical standards, the Company has adopted the Anti-Corruption and Anti-Bribery Policy. The purpose of this policy is to reiterate the Company’s commitment to compliance with Canada’s Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Business Conduct and Guidelines for Multinational Enterprises, and the anti-bribery and anti-corruption laws, rules and regulations of any country in which the Company may operate. The policy enforces a zero-tolerance approach to bribery and corruption, mandates regular employee training, outlines reporting mechanisms for potential violations and requires accurate recording keeping. These measures reflect the Company’s dedication to maintaining integrity and transparency in all its business dealings.

Environment, Health & Safety Policy

The Company is committed to meeting or surpassing regulatory requirements in all of its exploration and development activities while working to protect the environment both within and beyond the Company’s operational boundaries. In keeping with this commitment, Orla has adopted an Environment, Health & Safety Policy. The Company is committed to conducting all of its operations in a manner that ensures full compliance with its Environment, Health & Safety Policy, applicable legislation and government requirements. The aim of this policy is to protect the surroundings in which the Company operates, to minimize and manage environmental risk and to enhance sustainable environmental practices. Orla is committed to ensuring that all of its activities are conducted in an environmentally safe and responsible manner and will ensure that its contractors adhere to the same high environmental standards.

Social Responsibility Policy

The Company is committed to conducting its business in a responsible manner at all times. In keeping with this commitment, Orla has implemented a Social Responsibility Policy which sets out the guidelines by which the Company will (i) endeavour to respect the health and safety of its employees, (ii) protect the environment, (iii) respect the human rights of its employees and the residents in the communities in which the Company operates and (iv) contribute to the sustainable development of those communities.

Share Ownership Policy

The Company has adopted a Share Ownership Guidelines Policy in order to align the interests of certain officers and the directors of the Company with those of the Company’s Shareholders by requiring such persons to own a significant number of Common Shares. Such individuals are required to hold Common Shares equal to a multiple of the base cash retainer in the case of directors and a multiple of annual salary in the case of officers. In 2025, the HRCC, with support from its independent compensation advisor, reviewed the Share Ownership Guidelines Policy. Consistent with the Company’s philosophy to align the interests of non-executive directors and executives with the interests of Shareholders, and comparing practices to relevant mining industry peers, the following minimum share ownership multiples were approved. For non-executive directors and the CEO, this reflects an increase in the multiple, from three (3) times to four (4) times.

Position	Multiple
Non-Executive Director	Four (4) times annual base cash retainer
CEO	Four (4) times annual base salary
COO, CFO, CSO, SVP	Two (2) times annual base salary

The ownership guidelines will be deemed to be satisfied following the date on which the price paid by the director or officer for Common Shares or the fair market value of the Common Shares equals or exceeds the ownership threshold. For the purpose of calculating the value of the Common Shares held, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”), whether vested or not vested, are included; provided, however, that only 50% of the value of PSUs is included in the calculation. Unexercised stock options (whether vested or not vested) and Common Shares issuable upon the exercise of share purchase warrants or any other convertible securities of the Company are not counted toward the ownership guidelines set out in the Share Ownership Guidelines Policy.

Individuals are required to comply with this policy by the fifth anniversary of the later of: (i) the individual’s date of hire, appointment or election; and (ii) the date of any increase to the individual’s ownership multiple under the policy. If a participant fails to comply with the policy, a retention ratio requirement would apply to the participant on future vesting of stock options or RSUs. The full text of the Share Ownership Guidelines Policy is available on the Company’s website at www.orlamining.com.

The following table shows each director and officer’s holdings as of December 31, 2025 and whether they have met the requirement under the Share Ownership Policy.

Name and Position	Number of Common Shares	Number of RSUs and PSUs or DSUs	Value of Common Shares, RSUs, PSUs and DSUs(1)	Share Ownership Requirement	Requirement Met? / Compliance Deadline
Officers
Jason Simpson President and CEO	1,923,248	521,372	$42,614,070	$3,120,000	Yes
Etienne Morin CFO	224,275	247,408	$7,479,291	$1,020,000	Yes
Andrew Cormier COO	78,700	176,082	$3,402,584	$1,110,000	Yes
Silvana Costa CSO	–	22,390	$265,842	$700,000	N/A / 2030(2)
Sylvain Guerard SVP Exploration	21,780	80,072	$1,368,846	$750,000	Yes
Non-Executive Directors
Charles Jeannes	2,096,272	256,344	$43,429,291	$680,000	Yes
Elizabeth McGregor	24,400	115,768	$2,587,501	$320,000	Yes
Jean Robitaille	1,000,000	145,431	$21,144,656	$320,000	Yes
David Stephens	–	132,554	$2,446,947	$320,000	Yes
Tamara Brown	4,400	59,346	$1,176,751	$320,000	Yes
Ana Sofía Ríos	–	51,035	$942,106	$320,000	Yes
Rob Krcmarov	7,273	57,488	$1,195,488	$320,000	Yes
Joanna Pearson	–	6,511	$120,193	$320,000	N/A / 2030(2)

Notes:

1.	Calculated as at December 31, 2025 using the greater of: (i) $18.46 (the closing price of the Common Shares on the TSX on the last trading day of the most recently completed financial year); (ii) the average price at which the individual acquired his or her Common Shares or, in the case of the RSUs, DSUs and PSUs, the value attributed to such RSUs, DSUs and PSUs on the award date, provided that, in accordance with the Share Ownership Guidelines Policy, only 50% of the value of PSUs is included in the share ownership calculation.
2.	Ms. Costa was appointed as Chief Sustainability Officer effective January 13, 2025. She will have five years from such date to satisfy the share ownership requirements. Ms. Pearson was appointed to the Board on December 15, 2025. She will have five years from such date to satisfy the share ownership requirements.

Corporate Disclosure Policy

The Company has adopted a Corporate Disclosure Policy to outline the required process for the timely disclosure of all material information relating to the Company’s business, including both written and verbal disclosure, and to provide guidance and assistance to the Board, officers and employees in complying with their obligations under the provisions of securities laws and stock exchange rules to preserve the confidentiality of the Company’s non-public material information.

Insider Trading Policy

The Company has adopted an Insider Trading Policy. Canadian securities laws and regulations prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures detailed in the Company’s Insider Trading Policy have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company may have a business relationship.

Whistleblower Policy

For a summary of the Company’s Whistleblower Policy see “Corporate Governance – Ethical Business Conduct” above.

Clawback Policy

The Company has adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Company, to ensure that incentive-based compensation paid by the Company is based upon accurate financial data and to ensure that erroneously awarded incentive-based compensation is recovered by the Company. The Clawback Policy applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements.

Anti-Hedging Policy

The Company has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit individuals who are subject to the policy from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for directors, officers or employees of the Company or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Company, to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public Shareholders of the Company.

Human Rights Policy

The Company is committed to respecting the human rights of all individuals impacted by its operations, including local communities and Indigenous peoples and the Company’s employees, contractors, consultants, and other stakeholders. In support of this commitment, the Company has adopted a Human Rights Policy, which sets out the Company’s commitment to human rights and seeks to integrate human rights best practices into the Company’s management, business relationships, governance structures and programs.

Indigenous Peoples Policy

Further to its Human Rights Policy, the Company also recognizes that it operates within the traditional territories and along-side the communities of a diversity of Indigenous peoples. The Company has therefor adopted an Indigenous Peoples Policy, which confirms the Company’s recognition of the importance of reconciliation between Indigenous peoples and broader society. The Indigenous Peoples Policy reiterates the Company’s commitment to building positive and sustainable relationships with Indigenous peoples, based on trust and respect, and focused on finding common goals through open dialogue. The Company also recognizes the importance of the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) and the International Labour Organization Convention 169.

CLIMATE CHANGE POLICY

The Company has adopted the Climate Change Policy, which reaffirms the Company’s commitment to including the risks and opportunities of climate change on its business activities, integrating climate change factors into the Company’s long-term strategic planning and risk management and developing short-term tactical climate change action plans. The Climate Change Policy also provides that Company will continue to align its approach to climate change factors and climate-related disclosure with the recommendations of the Task Force on Climate-related Financial Disclosures, as well as evolving industry practice, enhancing alignment over time. The policy also outlines the Company’s focuses on reducing greenhouse gas emissions, promoting sustainable resource use and implementing environmentally responsible practices throughout the Company’s operations.

LABOR Rights POLICY

Orla introduced a Labor Rights Policy in 2025, reiterating the Company’s support and respect for internationally recognized labor rights as proclaimed by the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work and international labor standards. The Company recognizes its responsibility to comply with the employment and labor laws and regulations that govern our operations, respecting local norms, practices, and laws. Orla’s Labor Rights Policy seeks to integrate labor rights best practices into the Company’s management, business relationships, governance structures and programs, fostering a safe, productive, supportive, and fair working environment that is valued by our employees, contractors, suppliers, consultants, and other stakeholders.

Diversity Policy and Policies regarding designated groups

The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability, amongst other things. The Company recognizes the benefits arising from employee and Board diversity, including a broader pool of high-quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent. The Company respects and values the perspectives, experiences, cultures and differences that employees possess.

In accordance with the Diversity Policy, the CGNC will strive for inclusion of diverse groups, knowledge and viewpoints on the Board and in executive officer positions. In conjunction with its consideration of the qualifications and experience of potential directors and executive officers, as well as the skills, expertise, experience and independence which the Board requires to be effective, the CGNC will consider the level of diversity (including the representation of (i) women, (ii) Indigenous peoples, (iii) persons with disabilities or (iv) members of visible minorities (collectively, “members of designated groups”)) on the Board when identifying and nominating candidates for election or re-election to the Board, and will consider the level of diversity (including the representation of members of designated groups) in executive officer positions when the Board makes executive officer appointments. The CGNC will be responsible for recommending qualified persons for Board nominations and in doing so, it will consider the benefits of all aspects of diversity on the Board and develop recruitment protocols that seek to include diverse candidates, including proactively searching for diverse candidates in the recruitment process.

Policies Regarding the Representation of Members of Designated Groups on the Board

As noted above, the Company has established a Diversity Policy, which sets out guidelines by which the Company will endeavour to promote, foster and support diversity, such as gender diversity, throughout the Company, including at the Board level, and applies to executive and non-executive directors, full-time, part-time and casual employees, contractors, consultants and advisors of Orla. Along with the adoption of the Diversity Policy, the Board also adopted guidelines by which the CGNC is to consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long-term plan for Board composition. The Board will proactively monitor the Company’s performance in meeting the standards outlined in the Diversity Policy. This will include an annual review of any diversity initiatives established by Management and the Board, and progress in achieving them. All directors and senior executive officers are required to acknowledge that they have read the Diversity Policy annually.

Consideration of the Representation of Members of Designated Groups in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new Board members. The CGNC will follow its charter and, with the assistance of the Board skills matrix discussed above under “Board Composition and Experience”, consider the diversity of the Board in its recommendations to the Board of nominees for election to the Board and long-term plan for Board composition. The CGNC will also consider the following with respect to recommending nominees for election to the Board:

●	competencies and skills each nominee will bring to the Board;

●	past business experience;

●	integrity;

●	industry knowledge;

●	ability to contribute to the success of the Company;

●	past experience of directors or Management with potential candidates;

●	expected contribution to achieving an overall Board which can function as a high-performance team with sound judgment and proven leadership;

●	whether the nominee can devote sufficient time and resources to his or her duties as a Board member; and

●	any other factors as may be considered appropriate.

Consideration Given to the Representation of Members of Designated Groups in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider diversity, such as members of designated groups, in the selection criteria of new senior executive officer appointments. Management is responsible for recruiting and fostering a diverse and inclusive culture. Management will promote a work environment that values and utilizes the contributions of women and men and of members of designated groups equally, with a variety of backgrounds, experiences and perspectives through awareness of the benefits of workforce diversity and successful management of diversity.

Targets and Number of Members of Designated Groups on the Board and in Executive Officer Positions

The Company has not established targets regarding the representation of members of designated groups on the Board or executive officer positions at this time, as it believes it has adopted sufficient practices and mechanisms for ensuring diversity. Further to its Diversity Policy, the Company will continue to consider appropriate methods of achieving enhanced diversity at the Board level.

Representation of Designated Groups

The following table sets forth the representation of designated groups among the Board and Management as of the date of this Circular. As of the date of this Circular, there are nine members of the Board (including Jason Simpson, the President and Chief Executive Officer of the Company) and ten members of Management (not including Mr. Simpson). Following the Meeting, and assuming all Nominees are elected to the Board, the Board will consist of nine members.

	Board Current (n=9)		Management (n=10)
Designated Group	Number	Percentage	Number	Percentage
Women	4	44%	1	10%
Indigenous Peoples	1	11%	NIL	0%
Members of Visible Minorities	1	11%	4	40%
Persons with Disabilities	NIL	0%	NIL	0%
Number of Individuals that are Members of more than one Designated Group	2	22%	1	11%

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LETTER FROM THE CHAIR OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

Dear Fellow Shareholders,

On behalf of the Board of Directors and the Human Resources and Compensation Committee (or HRCC) of Orla Mining Ltd. (Orla), thank you for your continued support.

2025 was a transformational year for Orla. In February, the acquisition of the Musselwhite Mine (Musselwhite) from Newmont Corporation was completed. Completion of the acquisition represented a significant milestone that more than doubled our annual production and established our operating presence in Ontario, Canada, one of the world’s premier mining jurisdictions. Alongside this acquisition, we continued to deliver strong operational performance at our Camino Rojo Oxide Mine (Camino Rojo) located in Zacatecas, Mexico.

We achieved this operational success while upholding a strong environmental record, prioritizing the health and safety of our workforce and maintaining constructive relationships with our host communities. We also advanced key growth initiatives, including meaningful exploration programs and studies at both Camino Rojo and the South Carlin Complex in Nevada. On the corporate side, we strengthened our Environmental, Social and Governance (ESG) practices, including the release of our third annual Sustainability Report.

As Orla has transitioned from a developer to a multi-asset gold producer, our executive compensation philosophy has similarly evolved. As outlined in prior years, we undertook substantial updates to our executive compensation program to reflect the Company’s growth and increasing scale. With the closing and successful integration of the Musselwhite acquisition, further enhancements were made to ensure our compensation framework appropriately reflects the complexity and strategic importance of our operations.

I am pleased to discuss how our accomplishments and challenges informed the compensation outcomes for 2025, as well as the committee’s activities and processes.

Performance Results for 2025

Our approach to executive compensation reflects a “pay-for-performance” philosophy.

Under our short-term incentive plan (STIP), corporate objectives are established annually based on the Company’s strategic priorities, alongside individual objectives tailored to each executive’s role. For 2025, corporate objectives focused on ESG performance, production and cost management, and the advancement of key strategic initiatives. At year end, the HRCC undertook a comprehensive assessment of performance against these objectives, considering both the level of achievement and the degree of difficulty.

Overall, the Company exceeded expectations across its corporate objectives, supported by strong operational execution, disciplined cost management, and the successful completion and integration of Musselwhite. As a result, the HRCC approved a corporate STIP performance score of 130% of target for 2025. Key achievements in 2025 include the following:

●	Musselwhite Acquisition and Integration: The successful acquisition and integration of Musselwhite transformed Orla into a North American-focused, geographically diversified intermediate gold producer. The asset performed above expectations and has been well received by stakeholders.

●	Environmental Performance: The Company recorded no category 4 or 5 environmental incidents, reflecting strong environmental stewardship.

●	Social License: Orla maintained its social license to operate across its jurisdictions, with no material disruptions to operations and continued strong community engagement.

●	Production and Costs: The Company delivered production in line with guidance while maintaining cost discipline, achieving capital expenditures below budget.

●	Strategic Growth: Significant progress was made across exploration, project development, and corporate initiatives, supporting Orla’s long-term growth strategy.

2025 Executive Compensation program

The HRCC undertook a comprehensive review of our executive compensation programs and related governance practices for the 2025 compensation year. Initiatives included the following:

●	Independent Advisor: We continued our engagement of Southlea Group LP (Southlea) as the HRCC’s independent compensation advisor. Since 2021, Southlea has continued to support the HRCC with the review and update of our executive compensation program to ensure that we maintain alignment with our peer group and industry best practices.

●	Peer Group: We completed our annual review and update of our peer group to ensure that the comparators reflect the stage, size and complexity of our producing mining company.

●	Benchmark Pay: We benchmarked compensation levels for our Named Executive Officers relative to our peer group. This benchmarking looked at the elements of target total direct compensation, including salary, target short-term incentives and long-term incentives, with our philosophy being to target the 50th percentile of our industry for expected levels of performance.

●	Pay-For-Performance: Following their introduction in 2023, we continued our practice of issuing performance share units (PSUs) as part of the c-suite compensation structure. PSUs constituted 50% of the long-term incentive plan awards for 2025, which aligns with our philosophy of “pay-for-performance” and evolving market practice.

●	Say-on-Pay: The Company again received strong shareholder support for its executive compensation program, with approximately 97.9% approval in 2025, consistent with prior years.

Additional details on these initiatives and the 2025 executive compensation program are discussed below under “Statement of Executive Compensation –2025 Executive Compensation Discussion and Analysis”.

Conclusion

With the improvements made in 2025, the HRCC believes that our executive compensation program continues to achieve the objectives of aligning executives’ interests with those of our Shareholders, encouraging and motivating outstanding performance and linking compensation outcomes with short- and long-term objectives. However, compensation programs are not static. We will continue to review and consider ways to align our programs and policies and related governance practices with our compensation philosophy and evolving market practices.

On behalf of the Human Resources and Compensation Committee,

(signed) “Jean Robitaille”

Jean Robitaille

Chair of the Human Resources and Compensation Committee

STATEMENT OF EXECUTIVE COMPENSATION

2025 Executive Compensation Discussion and Analysis

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of each person who served as the Company’s Chief Executive Officer or Chief Financial Officer during the financial year ended December 31, 2025 and each of the three other most highly compensated executive officers of the Company for the financial year ended December 31, 2025, whose annual aggregate compensation exceeded $150,000 (collectively, the “Named Executive Officers” or “NEOs”).

The Named Executive Officers for the financial year ended December 31, 2025 were:

(a)	Jason Simpson, President and Chief Executive Officer (“CEO”);

(b)	Etienne Morin, Chief Financial Officer (“CFO”);

(c)	Andrew Cormier, Chief Operating Officer (“COO”);

(d)	Silvana Costa, Chief Sustainability Officer (“CSO”); and

(e)	Sylvain Guerard, Senior Vice-President, Exploration (“SVP Exploration”).

This Compensation Discussion and Analysis section of this Circular sets out the Company’s objectives and philosophy regarding executive compensation and the application of this philosophy to the Company’s executive compensation arrangements. It also provides an analysis of the Company’s compensation design, and the decisions the HRCC made in and subsequent to the financial year ended December 31, 2025, with respect to the Named Executive Officers.

Approach to Compensation

Overview

The following table summarizes Orla’s approach to executive compensation.

What Orla does:	What Orla does NOT do:

☑   Pay for performance, aligning the interests of executives and stakeholders

☑   Regularly reviews compensation levels and design vs. industry peers, with support from Southlea Group LP (“Southlea”), the HRCC’s independent compensation advisor

☑   Positions target compensation around the median of industry peers for expected levels of performance

☑   Balances focus on short-term and longer-term incentive plans

☑   Sets performance goals that are mindful of all stakeholders

☑   Stress-tests incentive compensation programs and payouts

☑   Caps the payout value of the short-term incentive and the vesting score of PSUs at 200% of target

☑   Uses informed judgement in the evaluation of performance and pay decisions

☑   Requires executives to achieve and maintain minimum share ownership levels (as part of the Share Ownership Guidelines Policy)

☒   Does not guarantee pay

☒   Does not provide automatic base salary increases

☒   Does not make pay decisions solely based on formulaic performance results

☒   Does not re-price outstanding equity without Shareholder approval

☒   Does not provide employee loans or provide tax gross ups

☒   Does not vest PSUs if total shareholder returns (TSR) are below the 25th percentile of the S&P/TSX Global Gold Index constituents, and caps vesting at 100% of target if total Shareholder

What Orla does:	What Orla does NOT do:

☑   Provides employment agreements to senior executives with contract terms and severance provisions aligned with market practice

☑   Provides employment agreements that include a double-trigger requirement (change of control event AND termination of employment) upon a change of control for additional severance payments and accelerated vesting of equity awards

☑   Recoups compensation paid (Clawback Policy) following a material restatement of financial results due to material non-compliance with reporting requirements returns are negative after three years ☒ Does not permit insider trading (as part of the Insider Trading Policy) or hedging of equity-based compensation (as part of the Anti-Hedging Policy)

Compensation Philosophy and Objectives

The Board and the HRCC consider many factors when reviewing and making recommendations for compensation arrangements for the Named Executive Officers, such as pre-defined corporate and individual objectives, the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, as well as the compensation paid by a group of comparable companies, as further discussed under “2025 Peer Group” below.

When determining the compensation arrangements for the Named Executive Officers, the HRCC considers the following objectives:

●	retaining executives who are critical to the success of the Company and the enhancement of Shareholder value

●	providing fair and competitive compensation that targets the 50th percentile of our industry per group for expected levels of performance

●	aligning the interests of Management and Shareholders

●	rewarding performance, both on an individual basis and with respect to the business in general

Pay for Performance

The Company operates in a cyclical and capital-intensive industry, and it takes a long-term view of building value for stakeholders. The Company’s pay-for-performance philosophy is reinforced by executive compensation weighted heavily towards variable “at-risk” incentive compensation tied to short-, medium- and long-term performance.

Key elements of the Company’s pay-for-performance program are:

●	a large portion of compensation is longer-term in nature, which discourages short-term risk-taking behaviour and directly aligns pay outcomes with the experience of Shareholders

●	incentivizing short-term results that drive both near-term and long-term value creation

●	compensation increases or decreases as a result of success or failure in realizing corporate, operational, financial and strategic performance objectives

●	emphasizing equity-based compensation allows those most accountable for the Company’s long-term success to acquire and hold Common Shares

●	the inclusion of PSUs, which made up 50% of the long-term incentive plan (“LTIP”) grant value for the named executive officers.

The HRCC continually monitors the alignment of the compensation programs with the Company’s pay-for-performance philosophy. The following illustrates the portion of the Named Executive Officers’ pay that was “at-risk” for the year ended December 31, 2025, as more particularly described in the Summary Compensation Table below.

The portion of the Named Executive Officers’ pay that was “at-risk” for the year ended December 31, 2025

The Human Resources and Compensation Committee

The HRCC is comprised of three independent directors, being Mr. Robitaille (Chair) and Mss. McGregor and Brown. During the year ended December 31, 2025, the HRCC held six committee meetings, plus one additional committee meeting in the first quarter of 2026. The primary goal of these meetings was to ensure that the compensation provided to the Named Executive Officers was determined with regard to the Company’s business strategies and objectives, such that the interests of the executive officers were aligned with the interests of Shareholders, and to ensure that their compensation was fair and reasonable and sufficient to attract and retain qualified and experienced executives. The HRCC has adopted a written mandate that governs its practices. See “Role of the Human Resources and Compensation Committee and the Board” below and “Statement of Corporate Governance – Corporate Governance – Human Resources and Compensation Committee”.

The Board considers the past experience of each director in determining the composition of the HRCC and strives to include a range of skills and experiences when making appointments to ensure that the HRCC is comprised of directors that act independently and think analytically about the Company’s compensation practices and alignment with performance objectives. Each of the members of the HRCC have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling such directors in making informed decisions on the suitability of the Company’s compensation policies and practices. Each of these directors have experience on the board of directors and related committees of other public companies, as described under “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors.”

Role of the Human Resources and Compensation Committee and the Board

The HRCC assists the Board in monitoring the Company’s guidelines and practices with respect to compensation and benefits and ensures that the Company’s compensation program is competitive and fair. With respect to compensation, the HRCC’s responsibilities include, among other things:

●	reviewing and submitting to the Board recommendations concerning executive compensation and compensation plan matters

●	providing periodic reports to the Board on compensation matters that review and assess the design and competitiveness of the Company’s compensation and benefits programs generally, while considering the implications of any risks associated with the Company’s compensation policies and practices

●	reviewing and making recommendations, in consultation with the Chair of the Board and the Chief Executive Officer, to the Board with respect to implementing or varying share option, share purchase, compensation and other incentive plans

●	reviewing and making recommendations to the Board regarding the Company’s executive succession planning in support of sustainable operations and long-term value for Shareholders

In addition, the HRCC reviews and recommends compensation policies and processes, and any new incentive compensation and equity compensation plans or changes to such plans. The Board makes final decisions on overall executive compensation after receiving advice and recommendations from the HRCC.

Recommendations of Management

For the financial year ended December 31, 2025, the HRCC consulted with the Chief Executive Officer regarding the Company’s annual business objectives and achievements. In addition, the HRCC consulted with the Chief Executive Officer regarding executive officer target short-term incentive awards and actual payouts, and long-term incentive grants, which the HRCC then considered and recommended to the Board, as appropriate. The Chief Executive Officer did not make any recommendations with respect to his own compensation package, which was determined by the HRCC with the assistance of the Company’s independent compensation consultant, Southlea, and recommended to the Board for approval.

The HRCC retains full decision-making authority and can exercise discretion in modifying any of the recommendations from the Chief Executive Officer prior to making recommendations to the Board.

Risks Associated with the Company’s Compensation Policies and Practices

In February 2024, the HRCC, with support from its independent compensation consultant, Southlea, completed a review of the risks that could arise from the executive compensation program. This included a review of the overall executive compensation framework, incentive plan designs and the processes for making various compensation decisions, to assess whether they collectively provide a balanced approach to risk management.

Supported by the results of the risk review, the HRCC is satisfied that the Company’s key business risks and performance measures are appropriately captured in its executive compensation program. The HRCC did not identify any compensation policies or practices that could motivate executives to take actions that would have a significant negative impact on the Company. The HRCC intends to complete an updated risk review as part of the 2027 executive compensation cycle.

Policy on Purchase of Financial Instruments

The Board has adopted a policy that prohibits the purchase by Named Executive Officers or Directors of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director. See “Statement of Corporate Governance – Corporate Policies – Anti-Hedging Policy”.

Independent Compensation Consultant

Since 2021, the HRCC has retained Southlea as the Company’s independent compensation consultant. In 2025 and through the first portion of 2026, Southlea supported the HRCC with the following items:

●	attended and participated in HRCC meetings during the year

●	reviewed the Circular with disclosure of pay decisions made for 2025 and changes made to the executive compensation program for 2026

●	reviewed the Company’s current approach to selecting its peer group of companies and assisted with the HRCC’s annual review of the peer group

●	benchmarked pay levels for the Company’s executive officers relative to the approved peer group, as well as reviewing target total direct compensation, including salary, short-term incentive plan (“STIP”) and LTIP

●	reviewed industry practices and trends, with comparison to the Company’s compensation programs and recommend changes, as appropriate

●	benchmarked pay levels for the Company’s independent directors relative to the same peer group used to benchmark executive officers

The following table details the aggregate fees incurred on behalf of the HRCC in consideration of the services provided by Southlea:

Southlea Group LP	2024	2025
Executive compensation-related fees	$170,232	$254,970
All other fees	Nil	Nil
Total Fees	$170,232	$254,970

2025 Peer Group

The selection of companies that make up the compensation peer group are intended to reflect a market with which the Company competes for executive officers. For compensation relating to the financial year ended December 31, 2025, the HRCC, in consultation with Southlea, completed a review of the Company’s peer group (the “2025 Peer Group”) to ensure that the comparators reflected the stage, size and complexity of the Company, considering the future impact of the acquisition of Musselwhite, which increased the size and scope of the Company In selecting the 2025 Peer Group, the HRCC considered the following:

Country and Industry	Company Size	Other Considerations
• Canadian or U.S. headquarters • Publicly traded • “Gold”, “Silver”, or “Precious Metals and Minerals”, with a majority of gold mining peers • Direct mining operations

•   Comparable size based on market capitalization and assets

•   Producing company or late-stage development

•   Focus on mining operations in the Americas

•   Similar complexity as measured by the number and stage of operating mines and development projects

•   Part of the S&P Global Gold Index

•   Cross-listed on multiple stock exchanges

•   Availability of relevant benchmarks, robust disclosure of executive and board of director compensation levels

•   Companies in proxy advisory peer groups

Applying the selection criteria above, changes were made to the peer group, removing Argonaut Gold Inc., Silvercrest Metals Inc., Endeavour Silver Corp. and Victoria Gold Corp. With the changes, based on relevant size and scope indicators, the Company was generally positioned at the 50th percentile of the 2025 Peer Group.

The following companies made up the 2025 Peer Group:

Aris Mining Corporation	Calibre Mining Corp.
Centerra Gold Inc.	Coeur Mining, Inc.
Dundee Precious Metals Inc.	Eldorado Gold Corporation
Fortuna Mining Corp.	IAMGOLD Corporation
Lundin Gold Inc.	New Gold Inc.
SSR Mining Inc.	Torex Gold Resources Inc.
Wesdome Gold Mines Ltd.

The HRCC, in consultation with Southlea, reviewed market data for the 2025 Peer Group to determine the appropriate level of base salaries, target STIP, grant levels of LTIP and total compensation for the Named Executive Officers for 2025. The Company undertook a formal benchmarking and adopted a compensation philosophy to target the 50th percentile within the 2025 Peer Group. However, the HRCC retained discretion for setting Named Executive Officer compensation to appropriately reflect each executive’s value and their contributions, as well as the executive’s leadership, commitment to the Company’s values, contribution to Company culture and potential for advancement.

Elements of Named Executive Officer Compensation

The compensation paid to the Named Executive Officers consisted of four primary components:

	Element	Purpose of Element
FIXED	Base Salary	Base salaries are fixed and therefore provide a level of certainty for Named Executive Officers. They are also used to ensure the Company’s compensation programs remain competitive in the mining industry and to determine other compensation elements and benefits that are linked to salary levels. It is critical in attracting and retaining executives in the markets in which the Company competes for talent. Base salary also recognizes the value of an individual to the Company based on his or her role, skills, performance, contributions, leadership and potential.

AT RISK	Short-term Incentive Plan (STIP)

The STIP is an annual cash award designed to reward Named Executive Officers for the achievement of annual corporate and individual objectives. These objectives are set by the HRCC and approved by the Board on an annual basis. Although the STIP is based on a one-year performance period, the HRCC sets challenging operating, financial and strategic objectives designed to build long-term stakeholder value. The combination of the STIP and LTIP, described below, is intended to motivate the executives to be committed to achieving current year STIP targets without taking excessive risks or compromising future performance.

	Element	Purpose of Element
Long-term Incentive Plan (LTIP)

The purpose of the LTIP is to attract and retain Named Executive Officers who are expected to significantly contribute to the long-term success of the Company, motivate them to perform at a high level and reward the achievement of creating long-term Shareholder value. The LTIP aligns the experience of the Company’s executives with that of its Shareholders by tying a significant portion of their total compensation to the long-term performance of the Common Shares. The LTIP encourages the Company’s executives to focus on the long-term impact of their decisions and actions and to provide rewards in the event their efforts result in long-term value creation.

FIXED	Benefit Plans

The Company provides a group benefit plan to the employees of the Company in which the Named Executive Officers participate. The terms of the group benefit plan are customary. The Company does not provide any post-retirement benefits to any of the Named Executive Officers of the Company and the Named Executive Officers do not participate in any defined benefit pension plan, defined contribution plan or deferred compensation plan.

The Company has a 6% RRSP matching program for its employees, which the Named Executive Officers also participate in, subject to Canada Revenue Agency limits.

As a result of the transformational change in size and scope of the Company’s operations following the acquisition of Musselwhite, increases to CEO and NEO pay for 2025 were higher than past years, appropriately aligned with the increase in size and scope of the Company’s operations, the increased scope of each senior executive’s role, and the new 2025 Peer Group, representing direct industry peers of a similar size. When comparing to market, CEO and NEO target pay levels were set to align with the 50th percentile of peers, consistent with past practice.

The key features of the three primary components of compensation (base salary, STIP and LTIP) are described below.

Base Salary

Base salaries for the Named Executive Officers are reviewed annually. Any change in base salary of a Named Executive Officer will generally be determined by an assessment of such executive’s performance, a review of competitive compensation levels at companies similar to the Company (in particular, the peer group described above) and a review of the performance of the Company as a whole and the role the executive officer played in such corporate performance.

Base salaries for the Named Executive Officers for the financial year ended December 31, 2025 were as follows.

Name and Position	2025 Base Salary	Increase from 2024
Jason Simpson, President and CEO	$780,000	19%
Etienne Morin, CFO	$510,000	28%
Andrew Cormier, COO	$555,000	32%
Silvana Costa, CSO	$350,000(1)	N/A
Sylvain Guerard, SVP Exploration	$375,000	19%

Notes:

1.	Ms. Costa was appointed Chief Sustainability Officer effective January 13, 2025. Amount reflects pro rated salary for 2025.

Short-term Incentive Plan (STIP)

Each of the Named Executive Officers has a defined target STIP, expressed as a percentage of base salary. For the financial year ended December 31, 2025, STIP awards were determined and awarded based on an assessment by the HRCC of corporate and individual objectives calculated as follows:

The table below shows the 2025 target STIP and the relative weight on individual and corporate performance for each of the Named Executive Officers.

Name and Position	Target STIP	Corporate Objectives	Individual Objectives
Jason Simpson, President and CEO	115%	80%	20%
Etienne Morin, CFO	80%	70%	30%
Andrew Cormier, COO	80%	70%	30%
Silvana Costa, CSO	70%	70%	30%
Sylvain Guerard, SVP, Exploration	70%	60%	40%

Corporate Objectives

For the financial year ended December 31, 2025, corporate objectives were developed by the HRCC based on discussions with Management. These corporate objectives were adopted and recommended by the HRCC and approved by the Board and were developed based on matters deemed to be critical to advancing the Company’s overall strategic goals and objectives. Performance against the corporate objectives was assessed by the HRCC at the end of the 2025 financial year based on its review of the relative achievement of the objective. The HRCC then considered the relative difficulty of the objective and the macro circumstances of the achievement. An overall score in the range of 0% to 200% was then applied. The following table describes the corporate objectives set for the financial year ended December 31, 2025.

2025 Corporate Objectives	Weight	Result	Criteria / Discussion
ESG: • Long term injury frequency rate • Sustainability • Environmental incidents • Operational continuity	20%	Exceeded Expectations

•    Lost time injury rate within range of 2-4

•    Complete multi-stakeholder partnership projects in Mexico and Nevada

•    No category 4 or 5 incidents (USEPA)

•    Stakeholder relations to maintain license to operate

Production: • Gold poured	25%	Met Expectations	• Gold production within guidance
Expenditure: • Operating cost • Capital cost	20%	Met Expectations	• Operating and capital cost within guidance
Strategic Objectives: • Exploration • Project development • Corporate development • Improve financial strength	35%	Far Exceeded Expectations

•    Drill known oxides and sulphides, and regional targets to add reserves/ resources

•     Replace depletion

•     Advance sulphide development in Mexico, progress permitting in Nevada

•     Integration of Musselwhite such that the asset delivers as planned

•     Efficient capital management

Overall Corporate Performance Score

For 2025, the HRCC determined that the Company’s performance against its corporate objectives met or, in several areas, exceeded expectations. During the year, the Company maintained a strong health and safety record, continued to foster constructive relationships with its host communities, achieved production above its revised guidance while maintaining industry-leading costs, advanced exploration and technical study work across its portfolio, and strengthened its financial position.

Based on its assessment, the HRCC recommended, and the Board approved, an overall corporate performance score of 130% for the financial year ended December 31, 2025.

Individual Objectives

At the start of the year, each Named Executive Officer developed individual objectives for 2025, which were reviewed and recommended by the HRCC and approved by the Board. At the end of the financial year, the HRCC, with input from the Chief Executive Officer for his direct reports, assessed individual performance and assigned an overall performance score according to the executive’s rate of success using the same methodology as the corporate objectives described above. The following table provides an overview of the Chief Executive Officer’s individual objectives for the 2025 financial year, and the score applied by the HRCC. For 2025, the HRCC determined that Mr. Simpson met or exceeded expectations.

2025 Individual Objectives - CEO	Weight	Score	Criteria / Discussion
Company Finances • Monitor financial performance (revenues and spending) within the 2025 approved budget	20%	Met Expectations	• Operating and capital costs on budget
Company Operations • Produce gold safely consistent with budget • Advance development projects	20%	Met Expectations	• Production at high end of revised guidance • Excellent health and safety record • Sulphides advanced
Company ESG • Oversee the Company’s delivery of ESG strategy • Obtain government permits in Mexico and Nevada	20%	Met Expectations	• Third sustainability report released, ESG strategy progressing • Permits obtained on protracted timeline
Corporate Development • Evaluate and present, if reasonable, new growth opportunities • Marketing of Musselwhite acquisition	20%	Exceeded Expectations	• Completed and successfully marketed Musselwhite transaction
Corporate Representation • Performance as the key spokesperson for the company with all stakeholders	20%	Exceeded Expectations	• Strong corporate representation
Overall Performance Score		130%

STIP Summary

Based on the foregoing, short-term incentives for the Named Executive Officers for the financial year ended December 31, 2025, were determined as follows:

Name and Position	Target STIP (% of Base Salary)	Corporate Score	Individual Score	Overall Weighted Score	Actual STIP	Actual STIP (% of Base Salary)
Jason Simpson President and CEO	115%	130%	130%	130%	$1,166,100	150%
Etienne Morin CFO	80%	130%	140%	133%	$542,640	106%
Andrew Cormier COO	80%	130%	110%	124%	$550,560	99%
Silvana Costa (1) CSO	70%	130%	120%	127%	$301,851	89%
Sylvain Guerard SVP Exploration	70%	130%	125%	128%	$336,000	90%

Notes:

1.	Ms. Costa joined the Company on January 13, 2025 and her STIP payment was pro rated accordingly.

Long-term Incentive Plan (LTIP)

Each Named Executive Officer has a target grant level for LTIP, expressed as a percentage of base salary. For 2025, LTIP was granted in PSUs, stock options and RSUs, with a relative mix as set forth below. Additional detail on each type of award is also provided below.

Name and Position	Target LTIP (% of Base Salary)	PSUs	Stock Options	RSUs
Jason Simpson President and CEO	225%	50%	30%	20%
Etienne Morin CFO	150%	50%	30%	20%
Andrew Cormier COO	150%	50%	30%	20%
Silvana Costa CSO	120%	50%	30%	20%
Sylvain Guerard SVP Exploration	120%	50%	30%	20%

On the recommendation of the HRCC, as approved by the Board, PSU, stock option and RSU grants for the Named Executive Officers for the financial year ended December 31, 2025, were determined and awarded as follows:

Name and Position	PSUs Awarded(1)	Value of PSUs Awarded(1)	Stock Options Awarded(2)	Value of Stock Options Awarded(2)	RSUs Awarded(3)	Value of RSUs Awarded(3)
Jason Simpson President and CEO	66,766	$877,500	88,208	$513,207	26,793	$351,000
Etienne Morin CFO	29,103	$382,500	38,449	$223,702	11,679	$153,000
Andrew Cormier COO	31,671	$416,250	41,842	$243,443	12,709	$166,000
Silvana Costa CSO	15,978	$210,000	62,993	$366,503	6,412	$84,000
Sylvain Guerard SVP Exploration	17,119	$225,000	22,617	$131,589	6,870	$90,000

Notes:

1.	The PSUs issued reflect the annual grant in 2025. The values were calculated using the market value at grant, calculated based on the five-day weighted average volume price of the Company common shares, being $13.1428.
2.	The stock options issued reflect the annual grant in 2025. The grant date fair value of stock options was calculated using the Black-Scholes methodology. These options are exercisable at a price of $13.10 until June 30, 2030. The key assumptions used under the Black-Scholes model that were used for the share option awards in the table above were: risk-free interest rates of 2.66%; expected life 5.3 years; expected annualized volatility 47.5%; expected dividend rate nil. The Company chose to use the Black-Scholes model as the basis for calculating fair value of the options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company’s audited financial statements.
3.	The RSUs issued reflect the annual grant in 2025. The values were calculated using the market value at grant date being $13.10, consistent with the approach used in the Company’s audited financial statements.

PSUs

For 2025, PSUs formed part of the LTIP for Named Executive Officers, with 50% weight. The purpose of PSUs is to align the executive’s interest with those of the Shareholders and motivate share price growth and total Shareholder return, relative to the Company’s industry peers.

PSUs are settled in cash and cliff-vest on the third anniversary of the date of grant. The ultimate payout value of the PSUs is determined by a vesting multiplier called the “Performance Percentage” and the Company’s share price at settlement, calculated as follows:

The Performance Percentage is calculated based on the Company’s total shareholder returns (“TSR”) relative to a peer group (the “PSU Peer Group”). The Company’s percentile ranking within the PSU Peer Group determines the Performance Percentage applied, as follows:

Percentile Rank of Company in PSU Peer Group	Performance Percentage
<25%	0%
≥25% to 50%	Linear Interpolation
50%	100%
50% to 100%	Linear Interpolation
100%	200%

TSR is calculated over a three year “Payment Criteria Period”, which commences on January 1 of the year of grant and ends on December 31 of the year prior to vesting. Share prices for TSR are calculated using the 20-day volume weighted average price at the beginning and end of the Payment Criteria Period, plus cumulative dividends.

Regardless of relative performance against the PSU Peer Group, if the Company has a negative TSR in any Payment Criteria Period, the Performance Percentage for those PSUs is capped at 100%.

For the Company’s 2025 LTIP grants, the PSU Peer Group consisted of the constituents of the S&P/TSX Global Gold Index (other than the Company) at the commencement of the Payment Criteria Period, which is from January 1, 2025 to December 31, 2027. The PSU Peer Group is fixed and will not be adjusted, provided that, if a company in the PSU Peer Group is not publicly traded at the end of the Payment Criteria Period due to merger, amalgamation, statutory arrangement or other business combination transaction, that company shall be removed from the PSU Peer Group.

Stock Options

Stock options are granted under the Stock Option Plan. All stock options granted by the Company to date have had a term of approximately five years. Options are issued with vesting conditions being one-third on the first anniversary of the date of grant, one-third on the second anniversary of the date of grant and one-third on the third anniversary of the date of grant. See “Securities Authorized for Issuance Under the Equity Compensation Plans” for a summary of the Stock Option Plan.

RSUs

RSUs are granted under the Company’s RSU Plan. Each RSU granted, subject to the terms of the RSU Plan, entitles such holder to receive one Common Share upon vesting. RSUs vest one-third on each of the first, second and third anniversary of the date of grant. See “Securities Authorized for Issuance Under the Equity Compensation Plans” for a summary of the RSU Plan.

Performance Graph

The following table and graph compare the cumulative total shareholder return of $100 invested in Common Shares of the Company from December 31, 2020 to December 31, 2025 against the cumulative total shareholder return of each of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period.

	December 2020	December 2021	December 2022	December 2023	December 2024	December 2025
Orla Mining Ltd.	$100	$70	$80	$63	$116	$264
S&P/TSX Composite Index	$100	$122	$111	$120	$142	$182
S&P/TSX Global Gold Index	$100	$93	$88	$90	$107	$259

During the periods indicated, the total return to Shareholders has outperformed the S&P/TSX Composite Index and performed in line with the S&P/TSX Global Gold Index. Over the same period, Orla saw an increase in the scope and complexity of its operations as it completed various acquisitions and transitioned to a producing company. Consequently, the disclosed value of total compensation awarded to Named Executive Officers has increased since 2021 (refer to the Summary Compensation Table below), and the actual realized, and realizable value of total compensation has also increased in a manner generally aligned with share price performance and the total return to Shareholders. The HRCC considers the increases to be appropriate given the increase in scope and complexity of the Company’s operations and the operating, financial and strategic achievements made during this time.

Summary Compensation Table

The following table summarizes the compensation paid to or earned by the Named Executive Officers during the financial years ended December 31, 2025, 2024, and 2023.

Name and Principal Position of Named Executive Officer	Year (1)	Salary ($)	Share-based awards (2) ($)	Option-based awards (3) ($)	Non-Equity Incentive Plan Compensation (4)		All Other Compensation ($)(5)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
Jason Simpson President and CEO (6)	2025	$ 780,000	$ 1,228,500	$ 513,207	$ 1,166,100	Nil	$ 16,245	$ 3,704,052
	2024	$ 655,000	$ 848,200	$ 363,600	$ 1,179,000	Nil	$ 15,780	$ 3,061,580
	2023	$ 625,000	$ 766,000	$ 330,000	$ 781,250	Nil	$ 15,390	$ 2,517,640
Etienne Morin CFO	2025	$ 510,000	$ 535,500	$ 223,702	$ 542,640	Nil	$ 16,245	$ 1,828,087
	2024	$ 400,000	$ 420,000	$ 180,000	$ 504,000	Nil	$ 15,780	$ 1,519,780
	2023	$ 380,000	$ 399,000	$ 172,000	$ 328,510	Nil	$ 15,390	$ 1,294,900
Andrew Cormier COO	2025	$ 555,000	$ 582,250	$ 243,443	$ 550,560	Nil	$ 16,245	$ 1,947,498
	2024	$ 420,000	$ 441,000	$ 189,000	$ 529,200	Nil	$ 15,780	$ 1,594,980
	2023	$ 400,000	$ 420,000	$ 181,000	$ 350,000	Nil	$ 14,714	$ 1,365,714
Silvana Costa CSO (7)	2025	$ 339,540	$ 294,000	$ 366,503	$ 301,851	Nil	$ 3,938	$ 1,305,831
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sylvain Guerard SVP Exploration	2025	$ 375,000	$ 315,000	$ 131,589	$ 336,000	Nil	$ 16,245	$ 1,173,834
	2024	$ 315,000	$ 264,600	$ 113,400	$ 396,900	Nil	$ 15,780	$1,104,780
	2023	$ 300,000	$ 157,500	$ 67,900	$ 225,000	Nil	$ 14,921	$ 765,321

Notes:

1.	Financial years ended December 31.
2.	Reflects award date value of RSUs and PSUs granted.
3.	The fair value of stock options was estimated on the date of grant using the Black-Scholes pricing model. The assumptions used for the grants in 2025 are presented on page 53.
4.	The figures presented are for amounts earned in respect of the year, which for all Named Executive Officers were paid in the subsequent year.
5.	All other compensation amounts relate to the Company’s contributions to the RRSP matching program.
6.	Mr. Simpson is also a director of the Company and does not receive any additional compensation for that role.
7.	Ms. Costa was appointed Chief Sustainability Officer effective January 13, 2025. This amount has not been pro rated.

Named Executive Officers – Outstanding Option- and Share-Based Awards

The table below reflects the incentive plan awards outstanding for the Named Executive Officers as at December 31, 2025.

	Option-Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (1) (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the-Money Options(2) ($)	Number of shares or units of shares that have not vested (#)(3)	Market or payout value of share-based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)(4)
Jason Simpson President and CEO	148,542 188,628 107,573 149,518 88,208	$4.80 $5.98 $6.58 $5.13 $13.10	May 27, 2026 Mar 24, 2027 Mar 27, 2028 Mar 30, 2029 Jun 30, 2030	$2,029,084 $2,354,077 $1,277,967 $1,993,075 $472,795	341,699	$6,307,764	$819,439
Etienne Morin CFO	40,891 91,137 56,061 74,034 38,449	$4.80 $5.98 $6.58 $5.13 $13.10	May 27, 2026 Mar 24, 2027 Mar 27, 2028 Mar 30, 2029 Jun 30, 2030	$558,571 $1,137,390 $666,005 $986,873 $206,087	166,090	$3,066,021	$407,172
Andrew Cormier COO	15,000 19,670 51,824 41,842	$5.98 $6.58 $5.13 $13.10	Mar 24, 2027 Mar 27, 2028 Mar 30, 2029 Jun 30, 2030	$187,200 $233,680 $690,814 $224,273	176,082	$3,250,474	–
Silvana Costa CSO	62,993	$13.10	Jun 30, 2030	$337,642	22,390	$413,319	–
Sylvain Guerard SVP, Exploration	21,438 22,129 46,641 22,617	$5.98 $6.58 $5.13 $13.10	Mar 24, 2027 Mar 27, 2028 Mar 30, 2029 Jun 30, 2030	$267,546 $262,893 $621,725 $121,227	80,072	$1,478,129	–

Notes:

1.	Each option entitles the holder to purchase one Common Share.
2.	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2025 of $18.46 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
3.	Includes unvested RSUs and PSUs, the value of which was determined by multiplying the number of share units held on December 31, 2025, by the closing price of the Common Shares on the TSX on December 31, 2025 of $18.46. For the purposes of this table, the value of PSUs has been calculated assuming a Performance Percentage of 100%. The RSUs vest as to one third each on the first, second, and third anniversary dates of award. The PSUs cliff-vest on the third anniversary of the date of grant.
4.	These RSUs (the “Deferred RSUs”) were originally scheduled to vest before December 31, 2025, but the applicable participant elected to defer receipt of the Common Shares underlying the Deferred RSUs until a Deferred Payment Date (as defined below) that was subsequent to such date, as permitted under the RSU Plan. See “Securities Authorized For Issuance Under the Equity Compensation Plans – RSU Plan” for additional information. For the purposes of this table, the value of the Deferred RSUs has been calculated by multiplying the number of Deferred RSUs held on December 31, 2025, by the closing price of the Common Shares on the TSX on December 31, 2025 of $18.46.

The Company did not re-price any stock options during the year ended December 31, 2025, or at any time prior to then.

Named Executive Officers – Incentive Award Plan – Value Vested or Earned During the Year

The following table provides information concerning the value vested or earned under incentive award plans of the Company with respect to each Named Executive Officer during the financial year ended December 31, 2025.

Name and Position	Option-Based Awards – Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (4) ($)
Jason Simpson President and CEO	$1,094,276	$586,759(3)	$1,166,100
Etienne Morin CFO	$542,906	$291,657(3)	$542,640
Andrew Cormier COO	$561,253	$306,287	$550,560
Silvana Costa CSO	Nil	Nil	$301,851
Sylvain Guerard Senior Vice-President, Exploration	$228,870	$211,329	$336,000

Notes:

1.	“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated using the closing market prices of the Common Shares on the TSX on the dates on which stock options vested during the year, and subtracting the exercise price of in-the-money stock options.
2.	“Value vested during the year” means the aggregate dollar value of the Common Shares that are issued on the vesting of the RSUs. This amount is calculated using the closing market price of the Common Shares on the dates on which the Restricted Period of the RSUs expired during the year ended December 31, 2025. No PSUs vested during the year ended December 31, 2025.
3.	For the year ended December 31, 2025, Mr. Simpson and Mr. Morin elected to defer receipt of the Common Shares underlying all their respective RSUs until a Deferred Payment Date subsequent to such date, as permitted by the RSU Plan. See “Securities Authorized For Issuance Under the Equity Compensation Plans – RSU Plan” for additional information.
4.	Reflects the annual STIP bonus paid to each Named Executive Officer. These amounts were paid in 2026 in respect of 2025 performance.

Termination and Change of Control Benefits

Employment Agreements

The Company has entered into employment agreements with each of the NEOs that contain substantially similar provisions in the event of termination and change of control.

The employment agreements provide that, in the event that the NEO is terminated without cause (as defined in the employment agreement), the NEO is terminated for good reason (as defined in the employment agreement) or, in the event the Company does not have disability insurance and the NEO’s employment is terminated as a result of a disability (as defined in the employment agreement), the NEO will be entitled to an amount equal to (i) 12 months of their base salary; plus (ii) the bonus they would have earned through that 12-month period based on the greater of (a) the annual bonus received by the NEO in the year immediately preceding the termination of employment; and (b) the annual bonus target for the year in which employment is terminated. The NEO will also continue to participate in the Company’s benefits programs through such 12-month period to the maximum extent permitted under applicable plan terms. In addition, any unvested stock options shall immediately vest upon notification of termination.

If there is a change of control (as defined in the applicable employment agreement), and within 12 months of such change of control, there is a termination of the NEO by the Company without cause or termination by the NEO for good reason, the NEO will be entitled to an amount equal to: (i) the compensation and benefits set forth in the paragraph immediately above, except that the applicable period will be 24 months rather than 12 months;

plus (ii) the NEO’s pro rata bonus calculated from the beginning of the year of termination to the date of termination based on the greater of (a) the annual bonus received by the NEO in the year immediately preceding the termination of employment; and (b) the annual bonus target for the year in which employment is terminated. In addition, notwithstanding any contrary terms in the RSU Plan, the RSUs held by the NEO will immediately vest, notwithstanding any stated vesting period.

The employment agreements also contain non-competition and non-solicitation restrictions.

Treatment of Equity Awards

The following table summarizes the treatment of stock options, RSUs and PSUs in connection with certain termination events under the terms of the applicable plan or employment agreement.

Equity Award	Termination without Cause or Resignation for Good Reason	Termination without Cause or Resignation for Good Reason + Change of Control
Stock Options	Immediate vesting, 90 days to exercise options following termination	Immediate vesting, 90 days to exercise options following termination
RSUs	Immediate vesting and settlement upon termination	Immediate vesting and settlement upon termination
PSUs	Settled on the original vesting date, subject to the Performance Percentage, with the payout amount pro rated based on the termination date(1)	Immediate full vesting and settlement on termination with the Performance Percentage deemed to be 100%(1)

Notes:

1.	The Board retains discretion to determine that special circumstances exist that reasonably justify an adjustment to the amount which would otherwise be payable.

Estimated Incremental Payments on Termination or Change of Control

Pursuant to the applicable employment agreements, if a severance payment triggering event had occurred on December 31, 2025, the severance payments that would be payable to each of the Named Executive Officers would have been as follows:

Name and Position	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason + Change of Control ($)
Jason Simpson, President and CEO	$1,946,100	$5,058,300
Etienne Morin, CFO	$1,052,640	$2,647,920
Andrew Cormier, COO	$1,105,560	$2,761,680
Silvana Costa, CSO	$651,851	$1,605,553
Sylvain Guerard, SVP, Exploration	$711,000	$1,758,000
Total:	$5,467,151	$13,831,453

The accelerated value of the aforementioned NEO’s existing stock options, RSUs and PSUs as of December 31, 2025 is detailed under “Named Executive Officers – Outstanding Option- and Share-Based Awards” in this Circular.

Changes to 2026 Executive Compensation Program

Over the course of late 2025 and early 2026, the HRCC completed its annual review of the Company’s executive compensation program with support from Southlea. This section describes the HRCC’s review process and the approved changes for 2026. Other than as described below, there were no material changes to the Company’s executive compensation practices since the end of the most recently completed fiscal year.

2026 Peer Group

In consultation with Southlea, the HRCC completed a review and update of the Company’s peer group for 2026 (the “2026 Peer Group”). In selecting the 2026 Peer Group, the HRCC applied the same criteria as the 2025 Peer Group, as discussed above. Based on these criteria, the HRCC and Board approved the following members of the 2026 Peer Group:

Aris Mining Corporation	Wesdome Gold Mines Ltd.
Centerra Gold Inc.	Coeur Mining, Inc.
Dundee Precious Metals Inc.	Eldorado Gold Corporation
Fortuna Mining Corp.	IAMGOLD Corporation
Lundin Gold Inc.	New Gold Inc.
SSR Mining Inc.	Torex Gold Resources Inc.

Calibre Mining Corp. was removed from the 2026 Peer Group following its acquisition by Equinox Gold Corp. The Company is generally positioned at the 50th percentile of the various size and scope indicators.

Market Review

The HRCC, in consultation with Southlea, reviewed market data for the 2026 Peer Group to determine the appropriate level of base salaries, target STIP, grant levels of LTIP and total compensation for the Named Executive Officers for 2026. The Company undertook a formal benchmarking and applied a compensation philosophy to target the 50th percentile within the 2026 Peer Group. However, the HRCC retained discretion for setting Named Executive Officer compensation to appropriately reflect each executive’s value and their contributions, as well as the executive’s leadership, commitment to the Company’s values, contribution to Company culture and potential for advancement.

When comparing to market, CEO and NEO target pay levels were set to align with the 50th percentile of peers, consistent with past practice.

The following sections provide an overview of changes to elements of executive compensation for 2026. See “Elements of Named Executive Officer Compensation” above for additional explanation and the purpose of each such element.

Base Salary

Base salaries for the Named Executive Officers for the financial year ending December 31, 2026, are as follows. Increases applied for 2026 were to maintain alignment with the 50th percentile of industry peers (which also increased).

Name and Position	2026 Base Salary	Increase from 2025
Jason Simpson, President and Chief Executive Officer	$880,000	13%
Etienne Morin, Chief Financial Officer	$550,000	8%
Andrew Cormier, Chief Operating Officer	$570,000	3%
Silvana Costa, Chief Sustainability Officer	$375,000	7%
Sylvain Guerard, Senior Vice-President, Exploration	$385,000	3%

Short-term Incentive Plan (STIP)

The following table presents the target short-term incentive awards as a percentage of base salary. For the financial year ended December 31, 2026, the short-term incentive award target for the Chief Executive Officer increased as a result of the market review discussed above. There were no changes to the relative weight between corporate and individual objectives for any of the executives.

	Target STIP		Corporate Objectives	Individual Objectives
	2025	2026
Jason Simpson, President and CEO	115%	120%	80%	20%
Etienne Morin, CFO	80%	80%	70%	30%
Andrew Cormier, COO	80%	80%	70%	30%
Silvana Costa, CSO	70%	70%	70%	30%
Sylvain Guerard, SVP, Exploration	70%	70%	60%	40%

Corporate Objectives

The following table describes the Company objectives for the financial year ended December 31, 2026 and the relevant weight of each objective.

2026 Corporate Objectives	Weight		Weight
ESG ● Safety ● Sustainability ● Environmental ● Operational continuity	20%	Strategic Objectives ● Exploration ● Project development ● Corporate development	35%

Production ● Gold poured	25%	Expenditure ● Operating cost ● Capital cost	20%

Individual Objectives

The following table provides an overview of the Chief Executive Officer’s individual objectives for the 2026 financial year and the relevant weight of each objective.

2026 Individual Objectives – CEO	Weight		Weight
Company Finances	20%	Company Operations	20%
Company ESG	20%	Corporate Development	20%
Corporate Representation	20%

Long-term Incentive Plan (LTIP)

The following table presents the LTIP targets for the Named Executive Officers as a percentage of base salary. For the financial year ended December 31, 2026, the LTIP target for certain Named Executive Officers was increased as a result of the market review discussed above.

	Target LTIP(% of Base Salary)
Name and Position	2025	2026
Jason Simpson President and CEO	225%	225%
Etienne Morin CFO	150%	160%
Andrew Cormier COO	150%	160%
Silvana Costa CSO	120%	130%
Sylvain Guerard SVP Exploration	120%	130%

Report on Director Compensation

The objective of the Company’s compensation program for directors is to attract and retain members of the Board of a quality and nature that will enhance the performance and growth of the Company. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles. In addition, in order to appropriately align the interests of members of the Board with those of Shareholders, the Board has implemented a director share ownership policy. See “Statement of Corporate Governance – Corporate Governance Policies – Share Ownership Guidelines Policy.”

The HRCC conducts a biannual review of the compensation program for directors. The previous review, completed in 2024, identified that total director compensation was below the 50th percentile relative to the Company’s peer group. To address this gap, the Board approved a one-time increase applicable to 2024 compensation, with no further increase implemented for 2025. These adjustments were intended to better align the Company’s compensation practices with its peer group at that time and to reflect an appropriate level of remuneration as the Company transitioned into a producing mining company.

In 2026, HRCC completed its subsequent biannual review, which again indicated that total director compensation remained below the 50th percentile of the updated peer group. To further address this gap, the Board approved a one-time increase effective for 2026 compensation, with no additional increase planned for 2027. These changes were designed to better align compensation with the 2026 Peer Group and to reflect the Company’s continued evolution into a multi-asset producing mining company. In addition, the HRCC recommended, and the Board approved, amendments to the Share Ownership Guidelines Policy, increasing the minimum ownership requirement for non-executive directors from three times to four times the annual base cash retainer and the Chief Executive Officer from three to four times his annual salary.

In light of the Company’s development and prevailing industry practices, the equity retainer granted to independent directors for 2025 and 2026 consisted solely of DSUs.

The following table sets forth the 2025 and 2026 compensation program for directors of the Company, as recommended by the HRCC and approved by the Board.

			2025	2026
Chairman		Cash Retainer Equity Retainer (1)	$170,000 $150,000	$170,000 $150,000
	Total Compensation		$320,000	$320,000
Non-Chairman	Base	Cash Retainer Equity Retainer (1)	$80,000 $120,000	$90,000 $125,000
	Total Base Compensation		$200,000	$215,000
	Additional Cash Retainer for Committee Chairs	Audit HRCC Technical Other Committees	$20,000 $20,000 $15,000 $15,000	$25,000 $25,000 $25,000 $20,000

Notes:

1.	Equity retainer awards are comprised solely of DSUs.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to non-executive directors (being those directors of the Company who were not Named Executive Officers) during the financial year ended December 31, 2025:

Director’s Name	Fees earned ($)	Share-based awards (DSUs) ($)(1)	Option-based awards (Options) ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Charles Jeannes	$170,000	$150,000	Nil	Nil	Nil	$320,000
Elizabeth McGregor	$100,000	$120,000	Nil	Nil	Nil	$220,000
Jean Robitaille	$100,000	$120,000	Nil	Nil	Nil	$220,000
David Stephens	$95,000	$120,000	Nil	Nil	Nil	$215,000
Tamara Brown	$95,000	$120,000	Nil	Nil	Nil	$215,000
Ana Sofía Ríos	$80,000	$120,000	Nil	Nil	Nil	$200,000
Rob Krcmarov	$87,500	$120,000	Nil	Nil	Nil	$207,500
Joanna Pearson(2)	$9,348	$120,000	Nil	Nil	Nil	$129,348

Notes:

1.	Share-based awards are comprised solely of DSUs. Reflects award date value of DSUs granted.
2.	Ms. Pearson was appointed to the Board on December 15, 2025.

Directors – Option-Based and Share-Based Awards

The table below reflects the incentive plan awards for each non-executive director outstanding as at December 31, 2025.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the-Money Options (1) ($)	Number of Shares or Units That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(2) ($)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)	Number of DSUs(3) (#)	Market Value of Unvested DSUs (3) ($)
Charles Jeannes	39,083 29,936	$4.80 $5.98	May 27, 2026 Mar 24, 2027	$533,874 $373,601	500,000(4)	$9,230,000	Nil	256,344	$4,732,110
Elizabeth McGregor	19,541 17,962	$4.80 $5.98	May 27, 2026 Mar 24, 2027	$137,160 $224,166	Nil	Nil	Nil	115,768	$2,137,077
Jean Robitaille	19,541 17,962	$4.80 $5.98	May 27, 2026 Mar 24, 2027	$266,930 $224,166	Nil	Nil	Nil	145,431	$2,684,656
David Stephens	Nil	N/A	N/A	Nil	Nil	Nil	Nil	132,554	$2,446,947
Tamara Brown	26,580	$3.88	Jun 23, 2027	$387,536	Nil	Nil	Nil	59,346	$1,095,527
Ana Sofía Ríos	Nil	N/A	N/A	Nil	Nil	Nil	Nil	51,035	$942,106
Rob Krcmarov	Nil	N/A	N/A	Nil	Nil	Nil	Nil	57,488	$1,061,228
Joanna Pearson	Nil	N/A	N/A	Nil	Nil	Nil	Nil	6,511	$120,193

Notes:

1.	Calculated using the closing market price of the Common Shares on the TSX on December 31, 2025 of $18.46 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
2.	Calculated using market price at December 31, 2025 of $18.46.
3.	DSU awards vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Company. For more meaningful disclosure, information is provided on unredeemed DSUs rather than unvested DSUs (as there are no unvested DSUs). The unredeemed value of DSUs is calculated using the closing market price of the Common Shares on the TSX on December 31, 2025 of $18.46.
4.	Upon the recommendation of the HRCC, the Board approved a one-time award of 500,000 Common Shares (the “Bonus Shares”) to Mr. Jeannes at a deemed issue price of $1.39 per Bonus Share (the “Issue Price”) in consideration for Mr. Jeannes acting as Chairman of the Board. The Issue Price is equal to the closing price of the Common Shares on the TSX Venture Exchange on June 23, 2017. The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director.

Directors – Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides information concerning the value vested or earned under incentive award plans of the Company with respect to each non-executive director of the Company during the financial year ended December 31, 2025.

Name of Director	Option-Based Awards - Value Vested During the Year (1) ($)	Share-Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Charles Jeannes	$69,354	$150,000	Nil
Elizabeth McGregor	$41,617	$120,000	Nil
Jean Robitaille	$41,617	$120,000	Nil
David Stephens	$41,617	$120,000	Nil
Tamara Brown	$91,878	$120,000	Nil
Ana Sofía Ríos	Nil	$120,000	Nil
Rob Krcmarov	Nil	$120,000	Nil
Joanna Pearson	Nil	$120,000	Nil

Notes:

1.	“Value vested during the year” means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated using the closing market prices of the Common Shares on the TSX on the dates on which stock options vested during the year, and subtracting the exercise price of in-the-money stock options.
2.	“Value vested during the year” for share-based awards means the aggregate dollar value of the Common Shares that would be issued on the vesting of the DSUs. This amount is calculated using the closing market price of the Common Shares on the TSX on the dates on which the DSUs were awarded.

Deferred Share Units

DSUs are issued pursuant to the Company’s deferred share unit plan (the “DSU Plan”). Each DSU granted, subject to the terms of the DSU Plan, entitles such holder to receive upon redemption, at the discretion of the Board, one Common Share, the cash equivalent thereof or a mix of both. DSUs vest immediately upon award; however, DSUs can only be redeemed when the DSU holder ceases to be a director of the Company. See “Securities Authorized for Issuance Under the Equity Compensation Plans” for additional information on the DSU Plan.

Securities Authorized for Issuance Under the

Equity Compensation Plans

The following table sets forth aggregated information as at December 31, 2025, with respect to the compensation plan of the Company under which equity securities of the Company are authorized for issuance.

Plan Category		Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Stock options	2,074,266(1)	$7.55	4,596,785(1)
	RSUs	954,866	N/A	2,075,306(2)
	DSUs	824,477	N/A	911,482(3)
	Total	3,853,609	N/A	7,583,573
Equity compensation plans not approved by securityholders	Replacement Options	5,689(4)	$5.91	NIL
	Bonus shares(5)	500,000	N/A	Nil
Total:		4,359,298		7,583,573

Notes:

1.	The aggregate maximum number of Common Shares available for issuance under the Stock Option Plan shall not exceed 7,000,000 Common Shares.
2.	The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 3,500,000 Common Shares.
3.	The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares.
4.	The Company completed the acquisition of Gold Standard Ventures Corp. (“Gold Standard”) on August 12, 2022. Gold Standard stock options (“GSV Options”) that were outstanding at such time were exchanged for stock options to acquire Common Shares (the “Replacement Options”) based on an exchange ratio of 0.1193 of one Common Shares for each Gold Standard share.
5.	Upon the recommendation of the HRCC, the Board approved a one-time award of 500,000 Bonus Shares to Charles Jeannes at a deemed Issue Price of $1.39 per Bonus Share in consideration for Mr. Jeannes acting as Chairman of the Board. The Issue Price is equal to the closing price of the Common Shares on the TSX Venture Exchange on June 23, 2017. The Bonus Shares will become issuable on the date Mr. Jeannes ceases to act as a director.

Stock Option Plan

The following provides a summary of the Company’s stock option plan (the “Stock Option Plan”). The below summary is qualified in its entirely by the full text of the Stock Option Plan, as amended, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Stock Option Plan was last approved by Shareholders at the annual and special meeting of the Company held on June 20, 2024, with certain amendments to the Stock Option Plan approved by Shareholders at the annual and special meeting of the Company held on June 24, 2025.

The Stock Option Plan was implemented to provide effective incentives to senior officers, directors, employees (including management company employees) or consultants of the Company or its subsidiaries (the “Eligible Persons”) and to enable the Company to attract, retain and motivate experienced and qualified individuals in those positions by providing such individuals with the opportunity to acquire, through Common Share options, an increased proprietary interest in the Company. Upon exercise of an option, subject to the terms of the Stock Option Plan, such holder is entitled to receive one Common Share.

The Stock Option Plan provides that the aggregate maximum number of Common Shares of the Company which may be available for issuance under the Stock Option Plan shall not exceed 7,000,000 Common Shares (representing 2.1% of the outstanding Common Shares as at December 31, 2025 and 2.0% of the outstanding Common Shares as at May 8, 2026). As at December 31, 2025, there were 2,074,266 options outstanding under the Stock Option Plan, representing 0.6% of the outstanding Common Shares and 4,596,785 options remained available for grant, representing 1.4% of the outstanding Common Shares. As at May 8, 2026, there were 2,241,744 options outstanding under the Stock Option Plan, representing 0.6% of the outstanding Common Shares and 4,346,410 options remain available for grant, representing 1.3% of the outstanding Common Shares.

The total number of options which may be granted to any one person under the Stock Option Plan within any 12 month period, together with all other security based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding Common Shares. The maximum number of Common Shares which may be issuable to insiders (as a group) under the Stock Option Plan, together with any other security based compensation arrangements of the Company, shall be 10% of the issued and outstanding Common Shares at the time of grant. Accordingly, as of May 8, 2026, a maximum of 4,346,410 options remain available for grant to insiders (representing 1.3% of the outstanding Common Shares) and as of December 31, 2025, a maximum of 4,596,785 options remained available for grant to insiders (representing 1.4% of the outstanding Common Shares). The maximum number of Common Shares which may be issued within any one-year period to insiders (as a group) under the Stock Option Plan, or together with any other security based compensation arrangements of the Company, shall be 10% of the issued and outstanding Common Shares.

The maximum equity value that may be granted to each non-employee director under the Stock Option Plan, together with all security-based compensation arrangements of the Company, shall not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of stock options granted under the Stock Option Plan.

All options granted by the Company to date have had a term of approximately five years. Options granted under the Stock Option Plan, may vest and become exercisable at the discretion of the Board. Stock options are issued with vesting conditions being one-third on the first anniversary of the date of grant, one-third on the second anniversary of the date of grant and one-third on the third anniversary of the date of grant.

The following table sets out the burn rate of options under the Stock Option Plan for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Number of Common Shares Outstanding	Burn Rate(1)
2025	507,165	328,889,000	0.2%
2024	651,955	318,719,700	0.2%
2023	457,260	311,482,000	0.1%

Notes:

1.	The “burn rate” is defined as the number of stock options granted in a fiscal year divided by the weighted average number of Common Shares outstanding in that year. The weighted average number of Common Shares outstanding is the number of Common Shares outstanding at the beginning of the period, adjusted by the number of Common Shares bought back or issued during the period multiplied by a time-weighting factor. Time-weighting factor is the number of days that the Common Shares are outstanding as a proportion of the total number of days in the period.

The Stock Option Plan shall be administered by the Board or a committee of independent directors established by the Board for that purpose. Subject to approval of the granting of options by the Board, the Company shall grant options under the Stock Option Plan. The Stock Option Plan also provides for stock appreciation rights (“Rights”) to be provided at the discretion of the Board in tandem with an option granted pursuant to the Stock Option Plan, which such a Right will permit a participant, when entitled to exercise an option, to, in lieu of receiving Common Shares upon the exercise of such options, receive instead the net value of such options settled in cash.

The exercise price for the Common Shares of the Company under each option shall be determined by the Board on the basis of the “market price”, where “market price” shall mean the prior trading day closing price of the Common Shares on the TSX, and where there is no such closing price or trade on the prior trading day, “market price” shall mean the average of the daily high and low board lot trading prices of the Common Shares on the

TSX for the five immediately preceding trading days. Subject to the provisions of the Stock Option Plan and the particular option, an option may be exercised by delivering a written notice of exercise to the Company along with payment in cash, certified cheque wire transfer or other electronic means for the full amount of the purchase price of the optioned shares and any amount required to be withheld for tax purposes as determined and calculated by the Company. The Stock Option Plan does not contemplate that the Company will provide financial assistance to participants for the exercise or settlement of awards under the Stock Option Plan.

Subject to the Company’s approval and the provisions of the Stock Option Plan, participants are also able to exercise their options by means of a “net exercise”, where the participant shall not be required to deliver payment of the exercise price in respect of the options being exercised. Instead, on exercise of such options, the participant will receive Common Shares equal to (i) the market price of the Common Shares issuable on exercise of such stock options less (ii) the aggregate exercise price of such options and any applicable withholding taxes.

The period within which options may be exercised and the number of options which may be exercised in any such period are determined by the Board at the time of granting the options provided, however, that the maximum term of any options awarded under the Stock Option Plan is seven years. On the expiry date of an option it will expire and terminate, subject to any extension of such expiry date permitted in accordance with the Stock Option Plan.

An optionee who ceases to be an Eligible Person (as defined in the Stock Option Plan) for any reason other than as a result of having been dismissed for Cause (as defined in the Stock Option Plan) or as a result of the optionee’s death, may exercise any vested and unexpired options held by such optionee for a period of 90 days (or until the normal expiry date of the option rights of such optionee, if earlier) from the Termination Date (as defined in the Stock Option Plan) (unless such period is extended by the Board, such extension not to exceed the normal expiry date of the option rights of such optionee). In the event of death of an optionee, the optionee’s representative may exercise any vested and unexpired options held by the optionee for a period of 12 months from the optionee’s death (or until the normal expiry date of the option rights of such optionee, if earlier). If an optionee ceases to be either an Eligible Person as a result of having been dismissed from any such position for Cause, all unexercised option rights of that optionee under the Stock Option Plan shall terminate immediately on the Termination Date and shall lapse, notwithstanding the original term of the option granted to such optionee under the Stock Option Plan.

In the event that the expiry date of an option expires during, or within 10 days of a trading blackout period imposed by the Company, and neither the Company nor the individual in possession of the options is subject to a cease trade order in respect of the Company’s securities, then the expiry date of such option shall be automatically extended to the 10th business day following the end of the blackout period.

Options granted under the Stock Option Plan will be non-assignable and non-transferable by an optionee other than pursuant to a will or by the laws of descent and distribution, and such option will be exercisable, during an optionee’s lifetime, only by the optionee.

The Stock Option Plan contains provisions for the treatment and appropriate adjustment of options in relation to capital changes and with regard to a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Company. The options granted under the Stock Option Plan may contain such provisions as the Board may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change. If a bona fide offer (an “Offer”) for Common Shares is made to Shareholders generally or to a class of Shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of applicable Canadian securities laws, all optioned shares subject to such stock option will become vested and the stock option may be exercised in whole or in part so as to permit the optionee to tender the optioned shares received upon such exercise, pursuant to the Offer.

In the event of (i) a Change of Control (as defined in the Stock Option Plan), and (ii) within 12 months of such Change of Control the Company terminates the employment or other contractual arrangement of the Eligible Person for any reason other than Cause, or the Eligible Person resigns for Good Reason (as defined in the Stock Option Plan) then all of a that Eligible Person’s stock options will immediately vest on the date of such termination. In such event, all vested stock options will be exercisable, conditionally or otherwise, from such date until their respective expiry dates, subject to the terms of any employment agreement or other contractual arrangement between the Eligible Person and the Company. If the Eligible Person elects to exercise its stock options following a Change of Control, the holder of stock options shall be entitled to receive, and shall accept, in lieu of the number of Common Shares which the Eligible Person was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such holder could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had the holder been the registered holder of the number of Common Shares to which it was entitled to purchase upon exercise of such stock options.

The Board may terminate, discontinue or amend the Stock Option Plan at any time, provided that, without the consent of an option holder, such termination, discontinuance or amendment may not in any manner adversely affect such optionee’s rights under any stock option granted under the Stock Option Plan.

The Board may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Stock Option Plan or options under the Stock Option Plan:

(a)	amendments to increase the number of Common Shares which may be issued pursuant to the Stock Option Plan, other than adjustments by virtue of Section 15 of the Stock Option Plan;

(b)	amendments to reduce the Exercise Price (as defined in the Stock Option Plan), or cancel and reissue stock options;

(c)	amendments that extend the term of a stock option beyond the original expiry;

(d)	amendments to the definition of “Eligible Persons” under the Stock Option Plan that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation in Section 5 of the Stock Option Plan;

(e)	amendments to Section 14 of the Stock Option Plan that would permit stock options, or any other right or interest of an optionee under the Stock Option Plan, to be assigned or transferred, other than for normal estate settlement purposes;

(f)	amendments to the amendment provisions in Section 21 of the Stock Option Plan; or

(g)	amendments to the participation limits in Section 5 of the Stock Option Plan.

The Board may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the Stock Option Plan or options under the Stock Option Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the exercise procedures or vesting provisions of a stock option or the Stock Option Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	to the take-over bid provisions provided for in Section 16 of the Stock Option Plan or the Change of Control provisions provided for in Section 17 of the Stock Option Plan. For greater certainty, any change made to Section 16 of the Stock Option Plan or Section 17 of the Stock Option Plan shall not allow optionees to be treated any more favourably than other holders of Common Shares with respect to the consideration that the optionees would be entitled to receive for their Common Shares in the event of a take-over bid or upon a Change of Control;

(e)	amendments to reflect changes to applicable securities laws; and

(f)	amendments to ensure that the stock options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person to whom a stock option has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Restricted Share Unit Plan

The following provides a summary of the Company’s restricted share unit plan (the “RSU Plan”). The below summary is qualified in its entirely by the full text of the RSU Plan, as amended, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Company’s RSU Plan dated April 2, 2020, as amended on May 9, 2025, was initially approved by Shareholders at the annual meeting held on May 13, 2020, with certain amendments to the RSU Plan approved by Shareholders at the annual and special meeting of the Company held on June 24, 2025. The RSU Plan was implemented to provide for a wide range of incentive plans to attract, retain and encourage eligible employees, directors and consultants of the Company due to the opportunity offered to them to acquire a proprietary interest in the Company and to secure for the Company and Shareholders the benefits inherent in the ownership of Common Shares by such persons. Each RSU granted, subject to the terms of the RSU Plan, entitles such holder to receive one Common Share.

The aggregate maximum number of Common Shares available for issuance under the RSU Plan shall not exceed 3,500,000 Common Shares (being 1.0% of the outstanding Common Shares as at December 31, 2025 and 1.0% of the outstanding Common Shares as at May 8, 2026). As at December 31, 2025, a total of 954,866 RSUs were outstanding under the RSU Plan, representing 0.3% of the outstanding Common Shares, and 2,075,306 RSUs remained available for grant, representing 0.6% of the outstanding Common Shares. As at May 8, 2026, a total of 844,875 RSUs were outstanding under the RSU Plan, representing 0.2% of the outstanding Common Shares, and 1,920,684 RSUs remained available for grant, representing 0.6% of the outstanding Common Shares.

The maximum number of RSUs available for grant to any one person, in a 12-month period, pursuant to the RSU Plan and any other security-based compensation arrangements of the Company, shall not exceed 5% of the total number of Common Shares. In addition, the maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the RSU Plan, or together with any other security-based compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issued to insiders (as a group), within any one-year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. Accordingly, as of May 8, 2026, a maximum of 1,920,684 RSUs remain available for grant to insiders (representing 0.6% of the outstanding Common Shares) and as of December 31, 2025, a maximum of 2,075,306 RSUs remained available for grant to insiders (representing 0.6% of the outstanding Common Shares).

The maximum value of RSUs which may be granted to each director who is not also an eligible employee, together with all other security-based compensation arrangements, shall not exceed $150,000 (based on the closing trading price of the Common Shares on the grant date of an RSU in any financial year).

RSUs vest one-third on each of the first, second and third anniversary of the date of grant.

The following table sets out the burn rate of RSUs for the three most recently completed financial years:

Year	RSUs Granted	Weighted Average Number of Common Shares Outstanding	Burn Rate
2025	392,346	328,889,000	0.1%
2024	409,014	318,719,700	0.1%
2023	295,429	311,482,000	0.1%

The RSU Plan provides that RSUs may be granted by the Board, or, if the Board so delegates, by the HRCC which administers the RSU Plan to eligible employees, directors, officers and consultants of the Company or an affiliate as remuneration to such participant, as determined in the sole and absolute discretion of the Board. The number of RSUs awarded will be credited to the participant’s account effective as of the grant date.

For purposes of determining the number of Common Shares that remain available for issuance under the RSU Plan, the number of Common Shares underlying any grants of RSUs that are surrendered, forfeited, waived, repurchased by the Company and/or cancelled without the Restricted Period (as defined below) having expired shall be added back to the RSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of RSUs that are issued shall not be available for future grant.

Each RSU granted to a participant, subject to the terms of the RSU Plan, entitles such participant to receive one Common Share for each RSU on the date following the period of time that such RSU is not exercisable and the participant holding such RSU is ineligible to receive Common Shares (the “Restricted Period”) or such date after the after the Restricted Period to which the participant, other than a US Participant (as defined below), has elected to defer receipt of the Common Shares (the “Deferred Payment Date”) provided, that for a US Participant, the date of issuance shall not be more than 90 days after the end of the Restricted Period and provided further, that such participant does not have a choice as to the taxable year of issuance. Participants who elect to set a Deferred Payment Date must give the Company written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Company not later than thirty (30) days prior to the Deferred Payment Date.

The Board will have the absolute discretion to credit a participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the participant if the RSUs had been Common Shares, divided by the market value of the Common Shares on the date on which dividends were paid by the Company. Market value, for this purpose, means the closing trading price of the Common Shares on the grant date, or other applicable date, as reported by the TSX.

Unless otherwise determined by the Board, in the event that any Restricted Period expires or, if applicable, any Deferred Payment Date occurs during, or within 48 hours after, a self-imposed blackout period on the trading of securities of the Company, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such blackout period has expired.

If the employment or services of the participant that has been continuously employed by, or providing services to, the Company or an affiliate since the date the RSUs were granted are terminated during the Restricted Period, for any reason other than death, disability, termination without cause or resignation for good reason, then, except as provided for in the RSU grant letter or as determined by the Board in its sole discretion, all RSUs will be forfeited by the participant (other than any vested RSUs that have been deferred prior to such termination or resignation), and be of no further force and effect, as of the date of termination or resignation. In the event of termination without cause or resignation for good reason during the Restricted Period, the Company shall issue forthwith Common Shares in accordance with the RSUs held by the participant on the date of termination, notwithstanding any applicable Deferred Payment Date, provided, that for a participant who would be subject to taxation under the United States Internal Revenue Code of 1986, as amended (a “US Participant”), the date of issuance or payment shall not be more than 90 days after the date of the participant’s Termination (as defined in the RSU Plan) or resignation and provided further, that such US Participant does not have a choice as to the taxable year of payment. In the event of termination without cause or resignation for good reason following the Restricted Period and prior to the Deferred Payment Date, the Company shall issue forthwith Common Shares in accordance with the RSUs held by the participant. In the event of death, any Common Shares represented by RSUs held by the participant on the date of the participant’s death shall be immediately issuable by the Company notwithstanding any Deferred Payment Date, provided, that for a US Participant, the date of issuance shall not be more than 90 days after the date of the participant’s death and provided further, that such participant’s estate does not have a choice as to the taxable year of issuance. In the event of the total disability of a participant, any Common Shares represented by RSUs held by the participant on the date on which the participant is determined to be totally disabled, shall be immediately issuable by the Company notwithstanding any applicable Deferred Payment Date(s), provided, that for a US Participant the date of issuance shall not be more than 90 days after the date on which the participant is determined to be totally disabled and provided further, that such participant does not have a choice as to the taxable year of issuance. In the event of (i) a Change of Control (as defined in the RSU Plan), and (ii) within 12 months of such Change of Control the Company or its successor terminates the employment of, or ceases to retain the services of, the participant for any reason other than Cause (as defined in the RSU Plan), then all unvested RSUs outstanding shall immediately vest on the date of such termination, and the Company shall forthwith issue the Common Shares to the participant, notwithstanding any stated vesting period or any applicable Deferred Payment Date; provided, that for a US Participant, except as described below in this paragraph, the date of issuance shall not be more than 90 days after the date of the participant’s termination and provided further, that such participant does not have a choice as to the taxable year of issuance. In any event, upon a Change of Control, participants shall not be treated any more favourably than Shareholders with respect to the consideration that the participants would be entitled to receive for their Common Shares, provided, however, that for a US Participant, any issuance must occur in full within five years of the date of the Change of Control.

Pursuant to the terms of the RSU Plan, the Board or the HRCC, as the case may be, may discontinue or amend the RSU Plan at any time, provided that, without the consent of a participant, such discontinuance or amendment may not in any manner adversely affect the participant’s rights under any RSU granted under the RSU Plan.

The Board may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the RSU Plan or RSUs under the RSU Plan:

(a)	amendments to increase the number of Common Shares, subject to the RSU Plan, which may be issued pursuant to the RSU Plan;

(b)	amendments to the definition of “Participant” under the RSU Plan which would have the potential of narrowing, broadening or increasing insider participation;

(c)	amendments to cancel and reissue RSUs;

(d)	amendments to the amendment provisions of the RSU Plan;

(e)	amendments that extend the term of an RSU;

(f)	amendments to the participation limits as set out in the RSU Plan; or

(g)	amendments that would permit RSUs, or any other right or interest of a participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board may, subject to receipt of requisite regulatory approval, where required, but not subject to Shareholder approval, in its sole discretion make all other amendments to the RSU Plan or RSUs under the RSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of an RSU or the RSU Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)	amendments to ensure that the RSUs granted under the RSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom an RSU has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the RSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Board in the number of Common Shares available under the RSU Plan and the number of Common Shares subject to any RSUs. If there is an increase in the number of Common Shares outstanding for any reason, other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset), there will be no adjustment to the number of Common Shares that a participant will receive under his or her RSU grant letter award and no adjustment to the number of Common Shares available under the RSU Plan. If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

Deferred Share Unit Plan

The following provides a summary of the DSU Plan. The below summary is qualified in its entirely by the full text of the DSU Plan, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The DSU Plan was last approved by Shareholders at the annual and special meeting of the Company held on June 12, 2019. The DSU Plan provides for, among other things, the award of DSUs to directors who, at the relevant time, are not otherwise employees or consultants of the Company or of any of its affiliates, as further described below. Each DSU granted, subject to the terms of the DSU Plan, entitles such holder to receive one Common Share.

The aggregate maximum number of Common Shares that may be issued under the DSU Plan shall not exceed 2,000,000 Common Shares (representing 0.6% of the outstanding Common Shares as at December 31, 2025 and 0.6% of the outstanding Common Shares as at May 8, 2026). In addition, the number of Common Shares issuable pursuant to DSUs, together with Common Shares issuable under all other security-based compensation arrangements of the Company, shall not exceed 10% of the number of issued and outstanding Common Shares (on a non-diluted basis). As at December 31, 2025, a total of 824,477 DSUs were outstanding under the DSU Plan, representing 0.2% of the outstanding Common Shares, and 911,482 DSUs remained available for grant, representing 0.3% of the outstanding Common Shares. As at May 8, 2026, 878,764 DSUs were outstanding under the DSU Plan, representing 0.3% of the outstanding Common Shares, and 857,195 DSUs remain available for grant, representing 0.2% of the outstanding Common Shares.

The maximum number of Common Shares issuable to any one person, in a 12-month period, pursuant to the DSU Plan and any other security-based compensation arrangements of the Company (which, for the purposes of this section excludes the 500,000 Common Shares issuable to the Company’s Chairperson as “bonus shares”), is 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be issuable at any time to insiders (as a group) pursuant to the DSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of DSUs which may be granted to insiders (as a group), within any one year period, pursuant to the DSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. Accordingly, as of May 8, 2025, a maximum of 857,195

DSUs remain available for grant to insiders (representing 0.2% of the outstanding Common Shares) and as of December 31, 2025, a maximum of 911,482 DSUs remained available for grant to insiders (representing 0.3% of the outstanding Common Shares.

The maximum value of DSUs which may be granted to each eligible director who is not also an employee or consultant of the Company or any affiliate, together with all security based compensation arrangements of the Company, shall not exceed $150,000 (based on the market value of the DSUs) in any financial year.

DSUs vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Company.

The following table sets out the burn rate of DSUs for the three most recently completed financial years:

Year	DSUs Awarded	Weighted Average Securities Outstanding	Burn Rate
2025	82,081	328,889,000	0.0%
2024	192,976	318,719,700	0.1%
2023	142,202	311,482,000	0.0%

The purpose of the DSU Plan is to strengthen the alignment of interests between the eligible directors and Shareholders by linking a portion of annual director compensation, as determined by the Board from time to time, to the future value of the Common Shares. In addition, the DSU Plan advances the interests of the Company by motivating, attracting and retaining the directors of the Company and its affiliates and encouraging their commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares. The DSU Plan is administered by the Board, or, if the Board so delegates, by the HRCC. The Board has full discretionary authority to administer the DSU Plan, including the authority to interpret and construe any provision of the DSU Plan and to adopt, amend and rescind such rules and regulations for administering the DSU Plan as the Board deems necessary to comply with the provisions of the DSU Plan.

For purposes of determining the number of Common Shares that remain available for issuance under the DSU Plan, the number of Common Shares underlying any grants of DSUs that are surrendered, forfeited, waived, repurchased by the Company and/or cancelled shall be added back to the DSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of DSUs that are issued shall not be available for future grant.

Under the DSU Plan, non-executive directors may receive a grant of DSUs, as determined by the Board from time to time. Each DSU entitles the participant to payment in fully-paid Common Shares, issued from the treasury of the Company, a cash payment, in an amount equal to the number of DSUs held by the participant on the date the participant ceases to be an eligible director for any reason whatsoever (the “Separation Date”) multiplied by the fair market value of one Common Share on the date the DSU is redeemed, in lieu thereof, or any combination thereof, at the Board’s discretion. DSUs must be retained until the eligible director leaves the Board, at which time the DSUs will be paid out. In the event dividends are declared and paid, additional DSUs may be credited to reflect dividends paid on the Common Shares, at the absolute discretion of the Board. In such case, the number of additional DSUs will be equal to the aggregate amount of dividends that would have been paid to the participant if the DSUs in the participant’s account had been Common Shares divided by the market value of a Common Share on the date on which dividends were paid by the Company.

Unless otherwise determined by the Board, in the event that any Separation Date occurs during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Company, settlement of the applicable DSUs will occur on the applicable Redemption Date (as defined in the DSU Plan).

Each outstanding DSU held by a participant shall be redeemed by the Company on the participant’s Separation Date, less applicable taxes and other source deductions required to be held by the Company. Fractional DSUs will be cancelled.

The Company or its affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes required to be paid by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Common Shares or cash made under the DSU Plan including, without limitation, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the DSU Plan, until such time as the participant has paid any amount which the Company and its affiliates are required to withhold with respect to such taxes. For greater certainty, immediately upon delivery of any Common Shares, the Company shall have the right to require that a participant sell a given number of Common Shares to the Company or an affiliate of the Company sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Company in connection with payments made in satisfaction of the participant’s vested DSUs.

The Board may, subject to receipt of requisite regulatory and Shareholder approval, make the following amendments to the DSU Plan or to DSUs under the DSU Plan:

(a)	amendments to increase the number of Common Shares which may be issued pursuant to the DSU Plan;

(b)	amendments to the amendment provisions of the DSU Plan;

(c)	amendments to cancel and reissue DSUs;

(d)	amendments that extend the term of a DSU;

(e)	amendments to the participation limits in the DSU Plan;

(f)	amendments that would permit DSUs to be transferred other than for normal estate settlement purposes; or

(g)	materially modify the requirements as to eligibility for participation in the DSU Plan.

The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion, without Shareholder approval, make all other amendments to the DSU Plan or to DSUs under the DSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the definitions;

(c)	amendments to reflect changes to applicable securities laws; and

(d)	amendments to ensure that the DSUs granted under the DSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a DSU has been granted may from time to time be a resident or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the DSU Plan or pursuant to a will or by the laws of descent and distribution, no DSU and no other right or interest of a participant is assignable or transferable, and any such assignment or transfer in violation of the DSU Plan shall be null and void.

In the event there is any change to the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Board with respect to the number of Common Shares available under the DSU Plan and the number of Common Shares subject to or underlying any DSU as the Board may determine. However, if there is an increase in the number of Common Shares outstanding for any reason other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Common Shares or the issuance of Common Shares in connection with the acquisition of an asset) there will be no adjustment to the number of

Common Shares that a participant will receive under his or her DSU grant letter award and no adjustment to the number of Common Shares available under the DSU Plan.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the DSU Plan.

Replacement Option Plan

The Company completed the acquisition of Gold Standard on August 12, 2022. Under the terms of the transaction, all GSV Options that were outstanding at such time were exchanged for Replacement Options based on an exchange ratio of 0.1193 of one Common Share for each Gold Standard share. 1,758,334 Replacement Options were originally issued. As of December 31, 2025, there were 5,689 Replacement Options outstanding, representing less than 0.1% of the outstanding Common Shares. As of May 8, 2026, there were no Replacement Options outstanding and no additional grants of Replacement Options will be made.

The Replacement Options held by or on behalf of an individual who continued as a director, officer, employee or consultant of the Company following its acquisition of Gold Standard are exercisable until the original expiry date of the exchanged GSV Options, and the Replacement Options held by or on behalf of an individual who did not continue as a director, officer, employee or consultant of the Company following the acquisition were exercisable until the earlier of August 12, 2024 and the original expiry date of the exchanged GSV Options. GSV Options were originally issued with a term of five years from the date of grant. Except as set out above, all other terms and conditions of the Replacement Option, including the vesting terms and conditions to and manner of exercising, are the same as the GSV Option so exchanged, and will be governed by the terms of Gold Standard’s 2020 Option Plan (the “Replacement Option Plan”).

Under the Replacement Option Plan, if an optionee ceases to be a director, office, employee, consultant or management company employee of the Company or its affiliates due to termination without cause, only such Replacement Options that have vested will be exercisable for a period that is the earlier of (i) 90 days following the termination of the optionees relationship with the Company; or (ii) the expiry date of the grant of options. If an optionee ceases to be a director, office, employee, consultant or management company employee of the Company or its affiliates due to death or disability, only such Replacement Options that have vested will be exercisable for a period that is the earlier of (i) 12 months following the termination of the optionees relationship with the Company; or (ii) the expiry date of the grant of options. If an optionee who satisfies the definition of an individual consultant or management company employee, the optionee’s employer: (a) ceases to be employed or engaged by the Company and any of its subsidiaries for cause, as that term is interpreted by the courts of the jurisdiction in which the optionee or optionee’s employer is employed or engaged; (b) ceases to be a director/officer, employee, consultant or management company employee of the Company and any of its affiliates by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order; or (c) ceases to be eligible to hold office as a director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute, only such Replacement Options that have vested will be exercisable for a period that is the earlier of (i) the date on which the optionee ceases to be in at least one of the categories of eligible persons under the plan; or (ii) the expiry date of the grant of options.

The Board may amend or terminate the Replacement Option Plan at any time if and when it is advisable; provided, however, that no such amendment or termination shall adversely affect any outstanding Replacement Options without the consent of the optionee. Any amendment to the Replacement Option Plan shall also be subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where applicable, the approval of the Shareholders. The types of amendments that do not require the approval of the Shareholders include, but are not limited to: (a) amendments of a “housekeeping” nature, including those required to clarify any ambiguity or rectify any inconsistency in the Replacement Option Plan; (b) amendments made to comply with any changes required by applicable regulatory authorities having jurisdiction over securities of the Company from time to time including, but not limited to, the TSX or other mandatory provisions of applicable law; (c) amendments which are advisable to accommodate changes in tax laws; (d) the extension of accelerated expiry dates to, but not beyond, the expiry date originally set at the time of the Replacement Option; (e) amendments to the vesting provisions of any Replacement Option; and (f) amendments to the terms of Replacement Options in order to maintain their value in connection with an adjustment in the Common Shares of the Company as contemplated under the Replacement Option Plan. The Board may not, without the prior approval of the Shareholders, make amendments to the Replacement Option Plan in certain circumstances, including: (a) to reduce the exercise price of any outstanding Replacement Option; (b) to extend the expiry date of any Replacement Options, except where the expiry date is extended because it would have occurred during a blackout period; (c) to amend the non-assignability provision contained the plan, except as otherwise permitted by the TSX or for estate planning or estate settlement purposes; (d) to add or change the provisions relating to any form of financial assistance provided by the Company to participants in the Replacement Option Plan that would facilitate the purchase of securities under the plan; and (e) to amend the amending provisions of the Replacement Option Plan.

All Replacement Options are non-assignable and non-transferable, except in the event of death of an optionee and, if issued to insiders or granted at an exercise price less than market price.

If a Replacement Option expiry date falls on a date which is during or within two business days from an applicable trading blackout, the expiry date will be extended to 10 days following the expiration of the blackout period.

Indebtedness of Directors and Executive

Officers

None of the directors and executive officers, or former directors or executive officers, nor any associate of such individuals, of the Company is as at the date hereof, or has been, during the financial year ended December 31, 2025, indebted to the Company or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Orla or any of its subsidiaries.

Interest of Informed Persons in Material

Transactions

Except as set forth below, Management is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Orla or any of its affiliates or subsidiaries.

As discussed in further detail under the headings “Description of the Business – Three Year History – Developments During 2024” and headings “Description of the Business – Three Year History – Developments During 2025” in the Company’s annual information form dated March 19, 2026, on November 17, 2024, the Company entered into a definitive share purchase agreement with Newmont for the acquisition of the Musselwhite Mine for upfront cash consideration of US$810 million and gold-price linked contingent consideration of US$40 million. The transaction closed on February 28, 2025. Prior to its disposition of Common Shares in September 2025, Newmont held greater than 10% of the Common Shares of the Company and was therefore an informed person as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). Newmont had nominated Mr. Scott Langley, Group Head, Corporate Development of Newmont, to the Board. Mr. Langley declared his interest and recused himself from any Board discussions or voting in respect of the acquisition of Musselwhite. In connection with such acquisition, the Company also completed a concurrent private placement of $200 million in senior unsecured convertible notes with certain investors, including Fairfax (US$150 million) and Mr. Lassonde (US$14 million), both of whom held greater than 10% of the Common Shares and were also informed persons as defined in NI 51-102. For additional information regarding the foregoing transactions, please also refer to the Company’s management information circular dated December 9, 2024, available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Other Business

Management knows of no amendment, variation or other matter to come before the Meeting other than those set forth in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the Common Shares represented by the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

SHAREHOLDER PROPOSALS

The CBCA permits certain eligible Shareholders to submit shareholder proposals to the Company, which may be included in a management proxy circular relating to an annual meeting of shareholders. Shareholder proposals for the annual meeting of Shareholders in 2027 must be received by the Company between January 17, 2027 and March 18, 2027. It is the Company’s position that Shareholder proposals need be recognized only if made in accordance with the provisions of the CBCA.

Additional Information

Additional information relating to the Company can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in the Company’s comparative financial statements for the year ended December 31, 2025 and 2024, and related and management’s discussion and analysis which can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov or on the Company’s website at www.orlamining.com. Shareholders may also obtain these documents, without charge, upon request at Orla Mining Ltd., Suite 2020 - 666 Burrard Street, Vancouver, BC V6C 2X8.

Approval of Directors

The contents and the sending of this Circular have been approved by the directors of the Company and a copy of this Circular has been sent to each director, the auditor of the Company and each Shareholder entitled to notice of the Meeting.

DATED as of the 8th day of May, 2026.

“Jason Simpson”
JASON SIMPSON President, Chief Executive Officer and Director

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

ORLA MINING LTD.

MANDATE OF THE BOARD OF DIRECTORS

INTRODUCTION

The directors of Orla Mining Ltd. (the “Company” or “Orla”) are elected by the Company’s shareholders and are responsible for the stewardship of the business and affairs of the Company. The board of directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the long-term operational and financial goals and organizational structure enhance and preserve the business of the Company and the underlying value of the Company.

1.	DUTIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Corporate Governance & Nominating Committee, the Environmental, Sustainability, Health & Safety Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Orla’s strategic objectives. Other principal duties include, but are not limited to, the following categories:

Appointment of Management

(a)	The Board is responsible for approving the appointment of Orla’s Chief Executive Officer and other senior officers. The Compensation Committee is responsible for approving the compensation of the Chief Executive Officer and the other executive officers, senior management and key personnel of the Company.

(b)	The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

(c)	The Board oversees that succession planning programs are in place, including the appointment and monitoring of senior management. The Board is responsible for approving succession plans for the Chief Executive Officer and the other senior officers of the Company.

Board Organization

(a)	The Board is responsible for managing its own affairs including approving its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee appointments and committee mandates.

(b)	The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation matters relating to the Board, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

(a)	The Board has oversight responsibility to participate directly, and through its committees, in developing, reviewing and approving the business objectives and goals of the Company.

(b)	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that Orla may reach those goals.

(c)	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

(d)	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view of maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Reporting Matters

(a)	The Board is responsible for enhancing congruence between shareholder expectations, corporate objectives and management performance.

(b)	The Board is responsible for:

monitoring the Company’s progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Company; and

taking action when Orla’s performance falls short of its goals, or when other special circumstances warrant.

The Board is responsible for reviewing and approving the annual consolidated audited financial statements, the interim consolidated financial statements, and the notes and management’s discussion and analysis accompanying such financial statements, as well as Orla’s management information circular and annual information form.

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under Orla’s governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material assets and material expenditures.

Risk Management

(a)	The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to Orla’s shareholders.

Environmental Oversight

(a)	The Board is responsible for ensuring the implementation of appropriate environmental stewardship and health and safety management systems, which are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws.

Policies and Procedures

(a)	The Board is responsible for:

approving and monitoring compliance with all significant policies and procedures by which the Company is operated;

approving policies and procedures designed to ensure that Orla operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

(a)	The Board will review from time to time as circumstances warrant the Company’s corporate disclosure procedures to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

(b)	The Board is responsible for:

overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

reporting annually to shareholders on its stewardship for the preceding year; and

overseeing Orla’s implementation of systems to accommodate feedback from shareholders.

2.	ADOPTION

ADOPTED AND APPROVED by the Board on December 6, 2016.

AMENDED AND APPROVED by the Board on August 10, 2020

QUESTIONS MAY BE DIRECTED TO THE PROXY

SOLICITATION AGENT

LAUREL HILL ADVISORY GROUP

Canada/US Toll Free: 1-877-452-7184

International: 1-416-304-0211

Text Message: Text “INFO” to 416-304-0211

Email: assistance@laurelhill.com

For up-to-date information, please visit:

www.orlamining.com/investors/agm-materials